Exhibit 2.1
Execution Copy
AGREEMENT AND PLAN OF MERGER
among
C-COR Incorporated,
ARRIS Group, Inc.
and
Air Merger Subsidiary, Inc.

ii

iii

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of September 23, 2007 (this “Agreement”), among C-COR INCORPORATED, a Pennsylvania corporation (“C-COR” or the “Company”), ARRIS GROUP, INC., a Delaware corporation (“ARRIS”), and AIR MERGER SUBSIDIARY, INC., a Delaware corporation and wholly owned subsidiary of ARRIS (the “Merger Subsidiary”). C-COR, ARRIS, and the Merger Subsidiary are herein referred to collectively as the “Parties” and each individually as a “Party.”
W I T N E S S E T H
     WHEREAS, the Boards of Directors of C-COR, ARRIS and the Merger Subsidiary have determined that it is in the best interests of their respective stockholders that C-COR, ARRIS and the Merger Subsidiary enter into a business combination under which C-COR will merge with and into the Merger Subsidiary (the “Merger”) and, in connection therewith, to make certain representations, warranties and agreements in connection with the Merger;
     WHEREAS, the Boards of Directors of C-COR, ARRIS and the Merger Subsidiary have determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and have each adopted and approved this Agreement and the Merger upon the terms and conditions set forth herein; and
     WHEREAS, for federal income tax purposes, it is intended that the Merger shall constitute a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended and the Treasury regulations promulgated thereunder (the “Code”);
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
THE MERGER
     SECTION 1.1 — The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement, the Pennsylvania Business Corporation Law (“Pennsylvania Law”) and the Delaware General Corporation Law (“Delaware Law”), the Merger shall be consummated, whereby C-COR shall be merged with and into the Merger Subsidiary, the separate corporate existence of C-COR shall cease, and the Merger Subsidiary shall continue as the surviving corporation, which shall be a wholly owned subsidiary of ARRIS. The Merger Subsidiary as the surviving corporation after the Merger is herein sometimes referred to as the “Surviving Corporation,” and C-COR as the non-surviving corporation after the Merger is herein sometimes referred to as the “Merged Corporation.”
     SECTION 1.2 — Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VIII hereof and the consummation of the Closing referred to in Section 7.2(b) hereof, the Parties shall cause the Merger to be consummated by filing (i) Articles of Merger (the “Articles of Merger”) with the Department of State of the Commonwealth of Pennsylvania with respect to the Merger and (ii) a Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed in accordance with, the relevant provisions of Pennsylvania Law and Delaware Law, as applicable (the time of such filing being the “Effective Time”).
     SECTION 1.3 — Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Pennsylvania Law and Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of C-COR and the Merger Subsidiary shall continue with, or vest in, as the case may be, the Merger Subsidiary as the Surviving Corporation, and all debts, liabilities and duties of C-COR and the Merger Subsidiary shall continue to be, or become, as the case may be, the debts, liabilities and duties of the Merger Subsidiary as the Surviving Corporation. As of the Effective Time, the Surviving Corporation shall be a direct wholly owned subsidiary of ARRIS.
     SECTION 1.4 — Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue in, vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of either of its constituent corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the directors and officers of the Surviving Corporation shall be directed and authorized to execute and deliver, in the name and on behalf of either of such constituent corporations, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out this Agreement.
     SECTION 1.5 — Certificate of Incorporation; Bylaws; Directors and Officers of Surviving Corporation. Unless otherwise agreed by C-COR and ARRIS before the Effective Time, at the Effective Time:
     (a) the Certificate of Incorporation of the Merger Subsidiary immediately prior to the Effective Time shall be the Certificate of Incorporation of the Merger Subsidiary as the Surviving Corporation from and after the Effective Time, until thereafter amended as provided by Delaware Law and such Certificate of Incorporation, except that the name of the Merger Subsidiary as the Surviving Corporation shall be changed to “C-COR Incorporated;”
     (b) the Bylaws of the Merger Subsidiary immediately prior to the Effective Time shall be the Bylaws of the Merger Subsidiary as the Surviving Corporation from and after the Effective Time, until thereafter amended as provided by Delaware Law, the Certificate of Incorporation and such Bylaws; and

     (c) the directors of the Merger Subsidiary immediately prior to the Effective Time shall continue to serve as directors of the Surviving Corporation, and the officers of C-COR immediately prior to the Effective Time shall continue to serve in their respective offices as officers of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed or until their resignation or removal. If, at the Effective Time, a vacancy shall exist in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by Delaware Law and the Bylaws of the Merger Subsidiary as the Surviving Corporation.
ARTICLE II
EFFECT ON STOCK OF THE SURVIVING
CORPORATION AND THE MERGED CORPORATION
     SECTION 2.1 — Conversion of Securities. The manner and basis of converting the shares of common stock of the Merged Corporation at the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the holder of any of such securities, shall be as hereinafter set forth in this Article II.
     SECTION 2.2 — Conversion of Shares.
     (a) Subject to Section 2.3, each share of C-COR Common Stock (as defined herein) issued and outstanding immediately before the Effective Time (excluding those held in the treasury of C-COR and those owned by ARRIS, referred to herein as the “Excluded C-COR Shares”) and all rights in respect thereof, shall at the Effective Time, without any action on the part of any holder thereof, forthwith cease to exist and be converted into and become exchangeable, at the election of the holder thereof: (i) for each share of C-COR Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.5 (a “Cash Election”), the right to receive in cash from ARRIS, without interest, an amount equal to $13.75 (the “Cash Consideration”), (collectively, “Cash Election Shares”); (ii) for each share of C-COR Common Stock with respect to which an election to receive ARRIS Common Stock (as defined herein) has been effectively made and not revoked or lost pursuant to Section 2.5 (a “Stock Election”), the right to receive from ARRIS a portion of a share of ARRIS Common Stock equal to 0.9642 of a share, subject to adjustment as set forth in Section 2.2(b) below, (the “Exchange Ratio”) of ARRIS Common Stock (the “Stock Consideration”), subject to adjustment as provided in Section 2.2(b) (collectively, the “Stock Election Shares”); and (iii) for each share of C-COR Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost pursuant to Section 2.5 (“Non-Election Shares”), the right to receive from ARRIS such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.3(b). For purposes of this Agreement, the term “Merger Consideration” with respect to a given share of C-COR Common Stock shall mean either the Cash Consideration (with respect to a share of C-COR Common Stock representing the right to receive the Cash Consideration) or the Stock Consideration (with respect to a share of C-COR Common Stock representing the right to receive the Stock Consideration).

     (b) In the event that the average closing price of the ARRIS Common Stock on the Nasdaq Global Select Market (as reported in The Wall Street Journal) for the ten trading-day period ending the third trading day prior to the anticipated Closing Date (the “Average Trading Price”) is less than $12.83 (a “Decrease Event”) then ARRIS shall increase the amount of the Stock Consideration, which increase in the Stock Consideration, at ARRIS’ election by notice to the Exchange Agent and C-COR, may be paid as cash or additional shares of ARRIS Common Stock, such that the value of the aggregate Merger Consideration paid per share of C-COR Common Stock for all outstanding shares of C-COR Common Stock (other than Excluded C-COR Shares), calculated using the Average Trading Price (solely for purposes of determining the value of the shares of ARRIS Common Stock to be issued as Stock Consideration), equals $13.08. If the Average Trading Price is more than $15.69 (an “Increase Event”), then ARRIS shall decrease the amount of the Stock Consideration such that the value of the aggregate Merger Consideration paid per share of C-COR Common Stock for all outstanding shares of C-COR Common Stock (other than Excluded C-COR Shares), calculated using the Average Trading Price (solely for purposes of determining the value of the shares of ARRIS Common Stock to be issued as Stock Consideration), equals $14.43. Notwithstanding the foregoing, in making the adjustments to the Merger Consideration set forth in this Section 2.2(b), (i) ARRIS shall not be required to use an Average Trading Price of less than $11.41 or more than $17.11, and (ii) in the event of a Decrease Event, ARRIS shall not elect to pay such increase in cash to the extent that such increase in cash would result in counsel to C-COR or counsel to ARRIS being unable to deliver its opinion contemplated by Sections 8.2(d) or 8.3(d), respectively.
     (c) Commencing immediately after the Effective Time, each certificate that, immediately prior to the Effective Time, represented issued and outstanding shares of C-COR Common Stock (“C-COR Shares”) shall evidence the right to receive the Merger Consideration on the basis hereinbefore set forth, but subject to the limitations set forth in this Article II.
     (d) For all purposes of this Agreement, unless otherwise specified, all C-COR Shares held by retirement plans of C-COR subject to the requirements under Section 401(a) of the Code and all C-COR Shares held in non-qualified plans of C-COR (the “C-COR Retirement Plan Shares”) (i) shall be deemed to be issued and outstanding, (ii) shall not be deemed to be held in the treasury of C-COR and (iii) shall be converted into the right to receive the Merger Consideration in accordance with Section 2.2(a); provided, however, that all such C-COR Retirement Plan Shares shall be deemed Non-Election Shares for purposes of this Article II.
     SECTION 2.3 — Allocation of Merger Consideration.
     (a) Notwithstanding any other provision contained in this Agreement and subject to ARRIS’s rights under Section 2.3(b) to increase the Stock Consideration by adding cash instead of ARRIS Common Stock, (i) the number of shares of C-COR Common Stock to be converted into Stock Consideration pursuant to Section 2.2(a) (the “Stock Conversion Number”) shall be equal to the product obtained by multiplying (A) the number of shares of C-COR Common Stock outstanding immediately prior to the Effective Time by (B) 0.4909 and (ii) all of the other shares of C-COR Common Stock outstanding immediately prior to the Effective Time shall be converted into Cash Consideration (in case of each of clauses (i) and (ii), excluding the Excluded C-COR Shares).

     (b) As soon as practicable after the Election Deadline (as defined herein) and in any event no more than five business days after the Closing Date (or such other date as C-COR and ARRIS shall agree), ARRIS shall cause the Exchange Agent to effect the allocation among holders of C-COR Common Stock (other than Excluded C-COR Shares) of rights to receive the Cash Consideration and the Stock Consideration as follows:
     (i) If the aggregate number of C-COR Shares with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares of such holder equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such holder by (B) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and
     (ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner: (A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or (B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.
     SECTION 2.4 — Cancellation of Treasury Shares. Except as provided in Section 2.2(d), at the Effective Time, each share of C-COR Common Stock held in the treasury of C-COR or owned by ARRIS immediately prior to the Effective Time shall be canceled and retired and no shares of stock or other securities of ARRIS or the Surviving Corporation shall be issuable, and no payment or other consideration shall be made, with respect thereto.

     SECTION 2.5 — Election of Merger Consideration and Exchange of Shares. Each holder of record of C-COR Common Stock (other than (i) Excluded C-COR Shares and (ii) C-COR Retirement Plan Shares) shall have the right, subject to the limitations set forth in this Article II to submit an election in accordance with the following procedures:
     (a) Each holder may specify in a request made in accordance with the provisions of this Section 2.5 (herein called an “Election”) (i) the number of C-COR Shares owned by such holder with respect to which such holder desires to make a Stock Election and (ii) the number of C-COR Shares owned by such holder with respect to which such holder desires to make a Cash Election.
     (b) Subject to the terms and conditions hereof, at or prior to the Effective Time, ARRIS and C-COR shall jointly appoint an exchange agent to effect the exchange of C-COR Shares for the Merger Consideration in accordance with the provisions of this Article II (the “Exchange Agent”). Prior to the Effective Time, ARRIS shall deposit, or cause to be deposited, with the Exchange Agent cash and certificates representing ARRIS Common Stock sufficient to pay all amounts for conversion of C-COR Shares in accordance with the provisions of Section 2.2 hereof, it being understood that any and all interest earned on funds deposited with the Exchange Agent shall be turned over to ARRIS. Commencing immediately after the Effective Time and until the appointment of the Exchange Agent shall be terminated, each holder of a certificate or certificates theretofore representing C-COR Shares may surrender the same to the Exchange Agent, and, after the appointment of the Exchange Agent shall be terminated, any such holder may surrender any such certificate to ARRIS. Each holder shall be entitled upon such surrender to receive in exchange therefor the Cash Consideration and a certificate or certificates representing the number of full shares of the Stock Consideration into which the C-COR Shares theretofore represented by the certificate or certificates so surrendered shall have been converted in accordance with the provisions of Section 2.2 hereof, together with a cash payment in lieu of fractional shares, if any, in accordance with Section 2.7 hereof. All such shares of ARRIS Common Stock issued as Stock Consideration shall be issued at the Effective Time. Until so surrendered and exchanged, each outstanding certificate that, prior to the Effective Time, represented issued and outstanding C-COR Shares shall be for all corporate purposes of ARRIS, other than the payment of dividends and other distributions, if any, to evidence the right to receive the Merger Consideration. Unless and until any such certificate theretofore representing C-COR Shares is so surrendered, no dividend or other distribution, if any, payable to the holders of record of ARRIS Common Stock as of any date subsequent to the Effective Time shall be paid to the holder of such certificate in respect thereof. Except as otherwise provided in Section 2.6 hereof, upon the surrender of any such certificate theretofore representing C-COR Shares, however, the record holder of the certificate or certificates representing shares of ARRIS Common Stock issued in exchange therefor shall receive from the Exchange Agent or from ARRIS, as the case may be, payment of the amount of dividends and other distributions, if any, that as of any date subsequent to the Effective Time and until such surrender shall have become payable with respect to such number of shares of ARRIS Common Stock (“Pre-Surrender Dividends”). No interest shall be payable with respect to the payment of Pre-Surrender Dividends upon the surrender of certificates theretofore representing C-COR Shares. After the appointment of the Exchange Agent shall have been terminated, any holders of certificates representing C-COR Shares which have not received payment of Pre-Surrender Dividends shall look only to ARRIS for payment thereof. Notwithstanding the foregoing provisions of this

Section 2.5(b), neither the Exchange Agent nor any Party shall be liable to a holder of C-COR Shares for any Cash Consideration, Stock Consideration, any dividends or distributions thereon or any cash payment for fractional shares as contemplated by Section 2.7, delivered to a public official pursuant to any applicable abandoned property, escheat or similar law or to a transferee.
     (c) ARRIS shall cause the Exchange Agent to mail to the shareholders of C-COR entitled to vote at the C-COR Stockholders’ Meeting (as defined herein), at the time that the Joint Proxy Statement (as defined herein) is provided to the stockholders of C-COR, a form reasonably acceptable to C-COR (the “Form of Election”) pursuant to which C-COR’s stockholders shall be entitled to exercise their right to make an Election prior to the Election Deadline (as defined herein), and shall cause the Exchange Agent to use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder of C-COR who requests such Form of Election following the initial mailing of the Form of Election and prior to the Election Deadline. In no event shall the initial mailing of the Form of Election to C-COR’s stockholders be made less than 20 days prior to the Election Deadline.
     (d) Any Election shall have been made properly only if the person authorized to receive Elections and to act as Exchange Agent under this Agreement, shall have received, by 5:00 p.m. New York City time on the date of the Election Deadline, a Form of Election properly completed and signed. As used herein, “Election Deadline” means 5:00 p.m. New York City time on the date that is the business day prior to the date of the C-COR Stockholders Meeting (or at such other date and time as C-COR and ARRIS shall agree). ARRIS and C-COR shall cooperate to issue a press release announcing the date of the Election Deadline not more than fifteen business days before, and at least five business days prior to, the Election Deadline (and, if C-COR and ARRIS shall agree to any extension thereof, C-COR and ARRIS shall make a public announcement of any such extension as far as reasonably practicable prior to such new Election Deadline).
     (e) If ARRIS shall determine in its reasonable discretion that any Election is not properly made with respect to any C-COR Shares, such Election shall be deemed to be not in effect, thereafter timely filed. Any stockholder of C-COR may, at any time prior to the Election Deadline, change his, her or its Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. Any stockholder of C-COR may, at any time prior to the Election Deadline, revoke his, her or its Election by written notice received by the Exchange Agent prior to the Election Deadline.
     (f) Each of the Exchange Agent, ARRIS and the Surviving Corporation will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of C-COR Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign law related to Taxes. To the extent that amounts are so withheld by the Surviving Corporation or ARRIS, as the case may be, such withheld amounts (i) will be remitted by ARRIS or the Surviving Corporation, as the case may be, to the applicable governmental entity, and (ii) will be treated for all purposes of this Agreement as having been paid to the holder of the share of C-COR Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or ARRIS, as the case may be.

     (g) If any certificate formerly representing C-COR Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by ARRIS, the posting by such person of a bond, in such reasonable amount as ARRIS may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration to be paid in respect of C-COR Shares represented by such certificate, as contemplated by this Section 2.5.
     SECTION 2.6 — Transfer Books. The stock transfer books of C-COR shall be closed at the Effective Time and no transfer of any C-COR Shares will thereafter be recorded on any of such stock transfer books. In the event of a transfer of ownership of C-COR Shares that is not registered in the stock transfer records of C-COR at the Effective Time, cash and a certificate or certificates representing the number of full shares of ARRIS Common Stock into which such C-COR Shares shall have been converted shall be issued to the transferee together with a cash payment in lieu of fractional shares, if any, in accordance with Section 2.7 hereof, and a cash payment in the amount of Pre-Surrender Dividends, if any, in accordance with Section 2.5(b) hereof, if the certificate or certificates representing such C-COR Shares is or are surrendered as provided in Section 2.5 hereof, accompanied by all documents required to evidence and effect such transfer and by evidence of payment of any applicable stock transfer tax.
     SECTION 2.7 — No Fractional Share Certificates. Notwithstanding any other provision of this Agreement, each holder of shares of C-COR Common Stock exchanged pursuant to the Merger who otherwise would have been entitled to receive a fraction of a share of ARRIS Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of ARRIS Common Stock multiplied by the Average Trading Price. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.
     SECTION 2.8 — Options to Purchase C-COR Common Stock.
     (a) At the Effective Time, each option granted by C-COR to purchase shares of C-COR Common Stock that is outstanding and unexercised immediately prior to the Effective Time (the “Assumed Equity Awards”), whether vested or unvested, shall be assumed by ARRIS and converted into an option or warrant to purchase shares of ARRIS Common Stock in such amount and at such exercise price as provided below and otherwise having the same terms, conditions and restrictions as are in effect immediately prior to the Effective Time (except to the extent that such terms, conditions and restrictions may be altered in accordance with their terms as a result of the transactions contemplated hereby):
     (i) the number of shares of ARRIS Common Stock to be subject to the new option or warrant shall be equal to the product of (x) the number of shares of C-COR Common Stock subject to the original option or warrant multiplied by (y) 0.9642 (the “Option Exchange Ratio”), rounded down to the nearest whole share; provided, however, that (A) in the event of a Decrease Event under Section 2.2(b), the Option Exchange Ratio shall be the quotient obtained by dividing $13.08 by the Average Trading Price, and (B) in the event of an Increase Event under Section 2.2(b), the Option Exchange

Ratio shall be the quotient obtained by dividing $14.43 by the Average Trading Price, in the case of either (A) or (B), rounded down to the nearest whole share; provided, further, that ARRIS shall not be required to use an Average Trading Price of less than $11.41 or more than $17.11; and
     (ii) the exercise price per share of ARRIS Common Stock under the new option or warrant shall be equal to the result of (x) the exercise price per share of the C-COR Common Stock under the original option or warrant divided by (y) the applicable Option Exchange Ratio, rounded up to the nearest cent.
     (b) For purposes of Section 4(b) of the C-COR Amended and Restated Incentive Plan (the “Incentive Plan”), the provisions of Section 2.8(a) constitute an adjustment in the number and option price of shares subject to, and the consideration to be issued upon the exercise of, outstanding Options (as defined in the Incentive Plan), as determined appropriate by the Board of Directors of C-COR, as of the Effective Time, and no further action or amendment of the Incentive Plan shall be necessary to implement such adjustment.
     (c) The adjustments provided herein shall, to the extent applicable, be effected in a manner consistent with Section 409A of the Code so as not to be treated as new grants or awards or as a change in the form of payment, and with respect to any options that are “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.
     (d) ARRIS shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of ARRIS Common Stock for delivery upon exercise of the Assumed Equity Awards assumed in accordance with this Section 2.8. Within ten (10) business days following the Effective Time, ARRIS shall file a registration statement on Form S-8 (or any successor form) with respect to ARRIS Common Stock subject to such Assumed Equity Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Equity Awards remain outstanding.
     (e) As of the Effective Time, ARRIS shall assume the obligations and succeed to the rights of C-COR under the Incentive Plan with respect to the Assumed Equity Awards.
     (f) At the Effective Time, each warrant granted by C-COR to purchase shares of C-COR Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall be canceled and no shares of stock or other securities of ARRIS or the Surviving Corporation shall be issuable, and no payment or other consideration shall be made with respect thereto. C-COR will take all steps reasonably necessary to notify the holders of such warrants of the anticipated Effective Time as required by the applicable warrant agreements.
     SECTION 2.9 — Restricted Stock. At the Effective Time, each share of C-COR Common Stock awarded pursuant to any plan, arrangement or transaction, and outstanding immediately prior to the Effective Time shall be treated as fully vested and shall be exchanged in accordance with Section 2.2 hereof with respect to such percentage of such award equal to the percentage of the applicable restriction period for such award that has elapsed as of the Effective Time.
     SECTION 2.10 — Certain Adjustments. If between the date hereof and the Effective Time, the outstanding shares of C-COR Common Stock or of ARRIS Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio and Option Exchange Ratio shall be adjusted accordingly to provide to the holders of C-COR Common Stock and ARRIS Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.
     SECTION 2.11 — Employee Stock Purchase Plans. C-COR shall take all actions with respect to the 1992 Stock Purchase Plan (the “1992 SPP”) as are necessary to assure that (i) the 1992 SPP shall be suspended as soon as permitted by the terms of the 1992 SPP and (ii) there shall not be any additional Offering Period (as defined in the 1992 SPP) following the date of this Agreement.
ARTICLE III
CERTAIN CORPORATE MATTERS
     SECTION 3.1 — Directors of ARRIS. As soon as practicable after the Effective Time, ARRIS shall take such steps as are reasonably necessary to ensure that a nominee to the Board of Directors of ARRIS as selected by C-COR (and reasonably acceptable to ARRIS) is appointed to the Board of Directors of ARRIS.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF C-COR
     C-COR hereby represents and warrants to ARRIS and the Merger Subsidiary that, except as set forth in the written disclosure schedule delivered on or prior to the date hereof by C-COR to ARRIS and the Merger Subsidiary that is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV (the “C-COR Disclosure Schedule”) that the statements contained in this Article IV are true and correct. The C-COR Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV. Unless otherwise stated therein, if the disclosure of any paragraph lists an item or information in such a way as to make its relevance to the disclosure required in another paragraph reasonably apparent on its face, such disclosure shall qualify and apply to the other paragraph.
     SECTION 4.1 — Organization and Qualification; Subsidiaries. Each of C-COR and each of its Subsidiaries (as defined herein) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to be in good standing or to have such Approvals would not have a Material Adverse Effect. Each of C-COR and each of its Subsidiaries is duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect. A true and complete list of all of C-COR’s Subsidiaries, together with the jurisdiction of organization of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock or ownership interests owned by C-COR or another Subsidiary, is set forth in Section 4.1 of the C-COR Disclosure Schedule. Except as set forth in Section 4.1 of the C-COR Disclosure Schedule, C-COR does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, with respect to which interest C-COR or any of its Subsidiaries has invested or is required to invest $50,000 or more, excluding securities in any publicly traded company held for investment and comprising less than five percent of the outstanding stock of such company.
     SECTION 4.2 — Articles of Incorporation and Bylaws. C-COR has heretofore furnished to ARRIS a complete and correct copy of its Articles of Incorporation and Bylaws as most recently restated and subsequently amended to date, and has furnished or made available to ARRIS and the Merger Subsidiary the Articles of Incorporation and Bylaws (or equivalent organizational documents) of each of its Subsidiaries (the “Subsidiary Documents”). Such Articles of Incorporation, Bylaws and Subsidiary Documents are in full force and effect. Neither C-COR nor any of its Subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or Subsidiary Documents, except for immaterial violations of the Subsidiary Documents that may exist.
     SECTION 4.3 — Capitalization. The authorized capital stock of C-COR consists of (i) 100,000,000 shares of C-COR Common Stock and (ii) 2,000,000 shares of preferred stock, no par value per share, none of which is issued and outstanding and none of which is reserved for issuance. As of September 20, 2007, (i) 50,288,695 shares of C-COR Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, and 3,644,980 shares were held in treasury, (ii) no shares of C-COR Common Stock were held by Subsidiaries of C-COR, (iii) 4,216,184 shares of C-COR Common Stock were reserved for future issuance pursuant to warrants or pursuant to outstanding stock options or other similar rights granted under C-COR incentive plans and agreements listed in Section 4.3 of the C-COR Disclosure Schedule (“C-COR’s Stock Option Plans”), (iv) 2,838,168 shares reserved for future issuance upon the conversion of the 3.5% Convertible Senior Unsecured Notes due 2009 (the “C-COR Notes”) and (v) 563,853 shares of C-COR Common Stock were reserved for future issuance under C-COR’s 1992 Stock Purchase Plan. Except as set forth in Section 4.3 or Section 4.12 of the C-COR Disclosure Schedule, and other than the C-COR Notes, there are no options, warrants, convertible securities or other similar rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of C-COR or any of its Subsidiaries or obligating C-COR or any of its Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, C-COR or any of its Subsidiaries. All shares of C-COR Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in Section 4.3 of the C-COR Disclosure Schedule, there are no obligations, contingent or otherwise, of C-COR or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of C-COR Common Stock or the capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. There are no preemptive rights with respect to the C-COR Common Stock. Except as set forth in Sections 4.1 and 4.3 of the C-COR Disclosure Schedule, all of the outstanding shares of capital stock of each of C-COR’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and all such shares are owned by C-COR or another Subsidiary of C-COR free and clear of all security interests, liens, claims, pledges, agreements, limitations in C-COR’s voting rights, charges or other encumbrances of any nature whatsoever.
     SECTION 4.4 — Authority Relative to this Agreement. C-COR has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by C-COR and the consummation by C-COR of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of C-COR are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the adoption of this Agreement by the holders of at least a majority of the votes cast at the C-COR Stockholders’ Meeting by the holders of all outstanding shares of C-COR Common Stock entitled to vote in accordance with Pennsylvania Law and C-COR’s Articles of Incorporation and Bylaws). The Board of Directors of C-COR has determined that the Merger upon the terms and subject to the conditions of this Agreement is advisable and in the best interests of C-COR’s stockholders. This Agreement has been duly and validly executed and delivered by C-COR and, assuming the due authorization, execution and delivery by ARRIS and the Merger Subsidiary, as applicable, constitutes a legal, valid and binding obligation of C-COR enforceable against C-COR in accordance with its terms.
     SECTION 4.5 — No Conflict; Required Filings and Consents.
     (a) Section 4.5(a) of the C-COR Disclosure Schedule includes a list of all agreements to which C-COR or any of its Subsidiaries is a party or by which any of them is bound that, as of the date hereof: (i) are required to be filed as “material contracts” with the SEC pursuant to the requirements of the Exchange Act (as defined herein); (ii) under which the consequences of a default, nonrenewal, termination or reduction of purchases or sales thereunder could have a Material Adverse Effect on C-COR; or (iii) pursuant to which payments might be required or acceleration of benefits may be required upon a “change of control” of C-COR (collectively, the “Material Contracts”).
     (b) Except as set forth in Section 4.5(b) of the C-COR Disclosure Schedule, the execution and delivery of this Agreement by C-COR does not, and the performance of this Agreement by C-COR will not, (i) conflict with or violate the Articles of Incorporation, Bylaws or Subsidiary Documents of C-COR or any of its Subsidiaries, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to C-COR or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair C-COR’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of any Material Contract, or result in the creation of a lien or encumbrance on any of the properties or assets of C-COR or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which C-COR or any of its Subsidiaries is a party or by which C-COR or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in such cases for any such conflicts, violations, breaches, defaults, liens or other occurrences with respect to (ii) and (iii) above that would not have a Material Adverse Effect.
     (c) Except as set forth in Section 4.5(c) of the C-COR Disclosure Schedule, the execution and delivery of this Agreement by C-COR does not, and the performance of this Agreement by C-COR will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the 1933 Act, the Exchange Act, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the filing of the Articles of Merger and the Certificate of Merger, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent or delay C-COR from performing its obligations under this Agreement, or would not otherwise have a Material Adverse Effect.
     SECTION 4.6 — Compliance, Permits.
     (a) Except as disclosed in Section 4.6(a) of the C-COR Disclosure Schedule, neither C-COR nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to C-COR or any of its Subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which C-COR or any of its Subsidiaries is a party or by which C-COR or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations that would not have a Material Adverse Effect.
     (b) Except as disclosed in Section 4.6(b) of the C-COR Disclosure Schedule, C-COR and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities that are material to the operation of the business of C-COR and its Subsidiaries taken as a whole as it is now being conducted (collectively, the “C-COR Permits”), except where the failure to have such C-COR Permits would not have a Material Adverse Effect. C-COR and its Subsidiaries are in compliance with the terms of the C-COR Permits, except where the failure to so comply would not have a Material Adverse Effect.
     SECTION 4.7 — SEC Filings; Financial Statements.
     (a) C-COR has filed all forms, reports and documents required to be filed with the SEC and has made available to ARRIS (i) its Annual Reports on Form 10-K for the fiscal years ended June 24, 2005, June 30, 2006 and June 29, 2007, (ii) all proxy statements relating to C-COR’s meetings of stockholders (whether annual or special) held since June 25, 2004, (iii) all other reports or registration statements filed by C-COR with the Securities and Exchange Commission (the “SEC”) since June 25, 2004, and (iv) all amendments and supplements to all such reports and registration statements filed by C-COR with the SEC since June 25, 2004 (collectively, the “C-COR SEC Reports”). Except as disclosed in Section 4.7(a) of the C-COR Disclosure Schedule, the C-COR SEC Reports (i) were prepared in all material respects in accordance with the requirements of the 1933 Act (as defined herein) or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of C-COR’s Subsidiaries is required to file any forms, reports or other documents with the SEC.
     (b) Except as disclosed in Section 4.7(b) of the C-COR Disclosure Schedule, each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the C-COR SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents in all material respects the consolidated financial position of C-COR and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.
     (c) C-COR has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to C-COR and its Subsidiaries required to be disclosed by C-COR in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to C-COR’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding disclosure and to make the certifications of the principal executive officer and the principal financial officer of C-COR required by Section 302 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in Sarbanes-Oxley.
     (d) C-COR has established and maintains a “system of internal control over financial reporting” (as defined in Rule 13a-15(f) promulgated under the Exchange Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of C-COR’s financial reporting and the preparation of C-COR’s financial statements for external purposes in accordance with GAAP (as defined herein). C-COR has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to C-COR’s auditors and audit committee (i) any significant deficiencies and material weaknesses known to C-COR in the design or operation of internal controls which are reasonably likely to adversely affect in a material respect C-COR’s ability to record, process, summarize and report financial information and (ii) any material fraud known to C-COR that involves management or other employees who have a significant role in internal controls. C-COR has made available to ARRIS a summary of any such disclosure regarding material weaknesses and fraud made by management to C-COR’s auditors and audit committee since July 1, 2005. For purposes of this Agreement, a “significant deficiency” in controls means an internal control deficiency that adversely affects an entity’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP. A “significant deficiency” may be a single deficiency or a combination of deficiencies that results in more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected. For purposes of this Agreement, a “material weakness” in internal controls means a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
     SECTION 4.8 — Absence of Certain Changes or Events. Except as set forth in Section 4.8 of the C-COR Disclosure Schedule or the C-COR SEC Reports, since June 29, 2007, C-COR has conducted its business in the ordinary course and there has not occurred: (i) any Material Adverse Effect; (ii) any amendments or changes in the Articles of Incorporation or Bylaws of C-COR; (iii) any damage to, destruction or loss of any asset of C-COR (whether or not covered by insurance) that would have a Material Adverse Effect; (iv) any material change by C-COR in its accounting methods, principles or practices, except as disclosed in Section 4.8 of the C-COR Disclosure Schedule; (v) any material revaluation by C-COR of any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (vi) any other action or event that would have required the consent of ARRIS pursuant to Section 6.1 had such action or event occurred after the date of this Agreement; or (vii) any sale of a material amount of property of C-COR or any of its Subsidiaries, except in the ordinary course of business.
     SECTION 4.9 — No Undisclosed Liabilities. Except as is disclosed in Section 4.9 of the C-COR Disclosure Schedule, neither C-COR nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) in the aggregate adequately provided for in C-COR’s audited balance sheet (including any related notes thereto) as of June 29, 2007 (the “2007 C-COR Balance Sheet”), (b) incurred in the ordinary course of business and not required under GAAP to be reflected on the 2007 C-COR Balance Sheet, (c) incurred since June 29, 2007, in the ordinary course of business consistent with past practice, or (d) incurred in connection with this Agreement.
     SECTION 4.10 — Absence of Litigation. Except as set forth in Section 4.10 of the C-COR Disclosure Schedule, there are no claims, actions, suits or proceedings pending or, to the knowledge of C-COR, overtly threatened and to the knowledge of C-COR, there are no investigations pending or threatened against C-COR or any of its Subsidiaries, or any properties or rights of C-COR or any of its Subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, could reasonably be expected to result in a liability in excess of $500,000.
     SECTION 4.11 — Joint Proxy Statement. None of the information supplied or to be supplied by or on behalf of C-COR for inclusion or incorporation by reference in the registration statement to be filed with the SEC by ARRIS in connection with the issuance of shares of ARRIS Common Stock in the Merger (the “Registration Statement”) will, at the time the Registration Statement becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by or on behalf of C-COR for inclusion or incorporation by reference in the joint proxy statement, in definitive form, relating to the meetings of C-COR and ARRIS stockholders to be held in connection with the Merger, or in the related proxy and notice of meeting, or soliciting material used in connection therewith (referred to herein collectively as the “Joint Proxy Statement”) will, at the dates mailed to stockholders and at the times of the C-COR Stockholders’ Meeting and the ARRIS Stockholders’ Meeting (as defined herein), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information provided by C-COR for inclusion in the Joint Proxy Statement (except for information relating solely to ARRIS) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.
     SECTION 4.12 — Employee Benefit Plans, Employment Agreements.
     (a) Section 4.12(a) of the C-COR Disclosure Schedule lists all employee pension plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), all material employee welfare plans (as defined in Section 3(1) of ERISA) and all other material bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements, and any material current or former employment, executive compensation, consulting or severance agreements, written or otherwise, for the benefit of, or relating to, any employee of or consultant to C-COR, any trade or business (whether or not incorporated) which is a member of a controlled group including C-COR or which is under common control with C-COR (an “ERISA Affiliate”) within the meaning of Section 414 of the Code, or any Subsidiary of C-COR, as well as each plan with respect to which C-COR or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (collectively the “C-COR Employee Plans”). C-COR has made available to ARRIS copies of (i) each such written C-COR Employee Plan (other than those referred to in Section 4(b)(4) of ERISA), (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments, filed with respect to each C-COR Employee Plan required to make such a filing, (iii) the most recent actuarial valuation for each C-COR Employee Plan subject to Title IV of ERISA, and (iv) such other documents or information that ARRIS reasonably requests. For purposes of this Section 4.12(a), the term “material,” used with respect to any C-COR Employee Plan, shall mean that C-COR or an ERISA Affiliate has incurred or may incur obligations in an annual amount exceeding $500,000 with respect to such C-COR Employee Plan.
     (b) (i) Except as set forth in Section 4.12(b) of the C-COR Disclosure Schedule, none of the C-COR Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, (ii) none of the C-COR Employee Plans is a “multiemployer plan” as such term is defined in Section 3(37) of ERISA; (iii) there has been no “prohibited transaction,”

as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any C-COR Employee Plan that could result in any material liability of C-COR or any of its subsidiaries; (iv) all C-COR Employee Plans are in compliance in all material respects with the requirements prescribed by any and all statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), Internal Revenue Service (the “IRS”) or Secretary of the Treasury), and C-COR and each of its Subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the C-COR Employee Plans; (v) each C-COR Employee Plan that is subject to Section 409A of the Code has been operated prior to 2008 in material good faith compliance with temporary and transition guidance issued by the IRS with respect to Section 409A of the Code, and will be amended within the time prescribed by law so that payments thereunder will not result in the imposition of any additional tax as a result of Section 409A of the Code; (vi) each C-COR Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, and nothing has occurred which may reasonably be expected to impairs such determination; (vii) all contributions required to be made to any C-COR Employee Plan pursuant to Section 412 of the Code, or the terms of C-COR Employee Plan or any collective bargaining agreement, have been made on or before their due dates; (viii) with respect to each C-COR Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; and (ix) neither C-COR nor any ERISA Affiliate has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than liability for premium payments to the PBGC arising in the ordinary course).
     (c) Section 4.12(c) of the C-COR Disclosure Schedule sets forth a true and complete list of each current or former employee, officer or director of C-COR or any of its subsidiaries who holds (i) any option to purchase C-COR Common Stock as of the date hereof, together with the number of shares of C-COR Common Stock subject to such option, the option price of such option (to the extent determined as of the date hereof), whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code (an “ISO”), and the expiration date of such option; (ii) any other right, directly or indirectly, to acquire C-COR Common Stock, together with the number of shares of C-COR Common Stock subject to such right. Section 4.12(c) of the C-COR Disclosure Schedule also sets forth the total number of such ISOs, such nonqualified options and such other rights. The per share exercise price for each option to purchase C-COR Common Stock issued by C-COR equaled the fair market value of one share of C-COR Common Stock.
     (d) Section 4.12(d) of the C-COR Disclosure Schedule sets forth a true and complete list of (i) all employment agreements with officers of C-COR or any of its Subsidiaries; (ii) all agreements with consultants who are individuals obligating C-COR or any of its Subsidiaries to make annual cash payments in an amount exceeding $200,000; (iii) all employees of, or consultants to, C-COR or any of its Subsidiaries who have executed a non-competition agreement with C-COR or any of its Subsidiaries; (iv) all severance agreements, programs and policies of C-COR or any of its Subsidiaries with or relating to its employees, in each case with outstanding commitments exceeding $100,000, excluding programs and policies required to be maintained by law; and (v) all plans, programs, agreements and other arrangements of C-COR or any of its Subsidiaries with or relating to its employees that contain change in control provisions.
     SECTION 4.13 — Labor Matters. Except as set forth in Section 4.13 of the C-COR Disclosure Schedule, (i) there are no material controversies pending or, to the knowledge of C-COR, threatened between C-COR or any of its Subsidiaries and any of their respective employees; (ii) neither C-COR nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by C-COR or its Subsidiaries, nor to the knowledge of C-COR, are there any activities or proceedings by any labor union to organize any employees; and (iii) to the knowledge of C-COR, there are not any material strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of C-COR or any of its Subsidiaries.
     SECTION 4.14 — Restrictions on Business Activities. Except for this Agreement or as set forth in Section 4.14 of the C-COR Disclosure Schedule, to the knowledge of C-COR, there is no material agreement, judgment, injunction, order or decree binding upon C-COR or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting or impairing any material business practice of C-COR or any of its Subsidiaries, any acquisition of property by C-COR or any of its Subsidiaries or the conduct of business by C-COR or any of its Subsidiaries as currently conducted or as proposed to be conducted by C-COR.
     SECTION 4.15 — Title to Property. Except as set forth in Section 4.15 of the C-COR Disclosure Schedule, C-COR and each of its Subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances, except (i) liens for Taxes (as defined herein) not yet due and payable, (ii) mechanics’, materialmen’s or similar statutory liens for amounts not yet due or being contested and (iii) such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby; and, to the knowledge of C-COR, all leases pursuant to which C-COR or any of its Subsidiaries lease from others material amounts of real or personal property are valid and effective in accordance with their respective terms, and there is not, to the knowledge of C-COR, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default).
     SECTION 4.16 — Customers. Except as set forth in Section 4.16 of the C-COR Disclosure Schedule, C-COR has not received any notice and has no knowledge to the effect that any of C-COR’s ten largest customers for fiscal year 2007 may terminate or materially alter its business relations with C-COR, either as a result of the transactions contemplated by this Agreement or otherwise, except for such alterations that have not had or are not reasonably expected to have a Material Adverse Effect.
     SECTION 4.17 — Supplier Relations. Except as set forth on Section 4.17 of the C-COR Disclosure Schedule, C-COR has not received any notice and has no knowledge to the effect that any of C-COR’s ten largest suppliers for fiscal year 2007 may terminate or materially alter its business relations with C-COR, either as a result of the transactions contemplated by this Agreement or otherwise.

     SECTION 4.18 — Inventory. The inventory (a) is sufficient for the operations of C-COR (as conducted on the date hereof) in the ordinary course consistent with past practice, (b) consists of items which are good and merchantable within normal trade tolerances and (c) is of a quality and quantity presently usable or saleable in the ordinary course of the business of C-COR (subject to applicable reserves).
     SECTION 4.19 — Taxes. For purposes of this Agreement, “Tax” or “Taxes” shall mean taxes, fees, levies, duties, tariffs, imposts, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, together with any interest, penalties, additional taxes and additions to tax imposed with respect thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other person; and “Tax Returns” shall mean returns, reports, and information statements with respect to Taxes required to be filed with the IRS or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns.
     (a) Except as set forth in Section 4.19(a) of the C-COR Disclosure Schedule, each of C-COR and its Subsidiaries (together the “C-COR Entities”), including for this purpose, their branches, has timely filed (taking into account any extension of time within which to file) with the appropriate Taxing authorities all material income and other Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. All Taxes of the C-COR Entities (whether or not shown on any Tax Return) that have become due or payable have been fully and timely paid, or proper accruals pursuant to GAAP have been established in the 2007 C-COR Balance Sheet with respect thereto (except for Taxes relating to events subsequent to the date thereof), except to the extent any failure to accrue or reserve would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no material liens for any Taxes (other than a lien for current real property or ad valorem Taxes not yet due and payable) on any of the assets of any of the C-COR Entities.
     (b) Except as set forth in Section 4.19(b) of the C-COR Disclosure Schedule, none of the C-COR Entities has received in writing from any foreign, federal, state, or local taxing authority (including jurisdictions where the C-COR Entities have not filed Tax Returns) any notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against C-COR or any of its Subsidiaries exceeding the amount reserved on the face of, rather than in any notes thereto, the 2007 C-COR Balance Sheet. Section 4.19(b) of the C-COR Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns that currently are the subject of audit. C-COR has delivered to ARRIS correct and complete copies of all federal income Tax Returns filed since October 15, 2002, and all examination reports, and statements of deficiencies assessed against or agreed to by the C-COR Entities. Except as set forth in Section 4.19(b) of the C-COR Disclosure Schedule, none of the C-COR Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

     (c) Each C-COR Entity has complied in all material respects with all applicable laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign law.
     (d) Except as set forth in Section 4.19(d) of the C-COR Disclosure Schedule, none of the C-COR Entities is a party to any Tax allocation or sharing agreement, and none of the C-COR Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was C-COR) or has any Tax liability of any person (other than another C-COR Entity that is a member of the consolidated federal income Tax group of which C-COR is the common parent) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise.
     (e) During the five-year period ending on the date hereof, none of the C-COR Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
     (f) Except as set forth in Section 4.19(f) of the C-COR Disclosure Schedule, none of the C-COR Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code.
     (g) None of the C-COR Entities has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
     (h) None of the C-COR Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the Closing Date pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring prior to the Closing.
     (i) None of the C-COR Entities is or has been a Passive Foreign Investment Company within the meaning of the Code or the Treasury Regulations promulgated thereunder. Schedule 4.19(i) of the C-COR Disclosure Schedule lists each C-COR Entity that is a Controlled Foreign Corporation within the meaning of the Code and the Treasury Regulations promulgated thereunder.
     (j) To the knowledge of C-COR, except as set forth in Section 4.19(j) of the C-COR Disclosure Schedule, the net operating losses of the C-COR Entities are not subject to any limitation on their use under the provisions of Sections 382, 384, or 269 of the Code or any of the provisions of the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated hereby.
     SECTION 4.20 — Environmental Matters. Except as set forth in Section 4.20 of the C-COR Disclosure Schedule, and except in those cases, either individually or in the aggregate, that are not reasonably expected to have a Material Adverse Effect, C-COR and each of its Subsidiaries (i) are in compliance with all Environmental Laws (as defined below); (ii) have obtained all applicable permits, licenses and other authorizations that are required to be obtained under all applicable federal, foreign, state or local laws or any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or Hazardous Materials into ambient air, surface water, ground water, or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials or wastes (“Environmental Laws”) by C-COR or its Subsidiaries; (iii) are in compliance with all terms and conditions of such required permits, licenses and authorizations, and have made all appropriate filings for issuance or renewal of such permits, licenses and authorizations; (iv) as of the date hereof, are not aware of nor have received any notice, claim, demand, report or other information alleging any past or present violations of Environmental Laws, or any liabilities arising under Environmental Laws, against C-COR or any of its Subsidiaries; (v) have not used any waste disposal site or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Materials to any place or location, or in violation of any Environmental Laws; and (vi) have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by C-COR or its Subsidiaries (or any of their respective agents) thereunder.
     SECTION 4.21 — Intellectual Property.
     (a) Section 4.21(a)-1 of the C-COR Disclosure Schedule sets forth, for the Owned Intellectual Property (as defined below), a correct and complete list of all (i) issued Patents (as defined below) and filed and pending applications for Patents, (ii) registered Trademarks (as defined below) and Trademarks for which registrations have been applied for, (iii) domain name registrations, (iv) mask work registrations and (v) registered Copyrights (as defined below) and Copyrights for which registrations have been applied for, indicating for each of the foregoing (i)-(v), the applicable jurisdiction, registration number (or application number) and date issued (or date filed). C-COR and its Subsidiaries exclusively own, free and clear of all liens, all right, title and interest in the Owned Intellectual Property except as set forth in Section 4.21(a)-2 of the C-COR Disclosure Schedule.
     (b) All Trademarks, Patents and Copyrights listed in Section 4.21(a) of the C-COR Disclosure Schedule (i) are currently in compliance in all material respects with all applicable legal requirements (including, as applicable, application, registration and maintenance requirements, such as the timely post-registration filing of affidavits of use and incontestability and renewal applications with respect to Trademarks, and the payment of filing, examination and annuity and maintenance fees in the United States, (ii) are, to the knowledge of C-COR, valid and enforceable, and (iii) except as set forth in Section 4.21(b)-1 of the C-COR Disclosure Schedule, are not subject to any maintenance fees or actions falling due on or before March 31, 2008. No Trademark listed in Section 4.21(a) of the C-COR Disclosure Schedule currently is involved in any opposition or cancellation proceeding and, to the knowledge of C-COR, no such action has been threatened with respect to any of those Trademarks. As of the date hereof, except as set forth in Section 4.21(b)-2 of the C-COR Disclosure Schedule, no Patent owned by C-COR or any of its Subsidiaries currently is involved in any interference, reissue, re-

examination or opposition proceeding and, to the knowledge of C-COR, no such action has been threatened with respect to any such Patent.
     (c) Section 4.21(c)-1 of the C-COR Disclosure Schedule sets forth a complete and accurate list of any and all contracts or other written agreements (excluding license agreements for off-the-shelf software applications programs having a price of less than $10,000 per copy, seat, CPU or named user) pursuant to which C-COR or any of its Subsidiaries has been granted or otherwise receives from a third party any right to use or distribute any software (as defined below) (other than the Third Party Embedded Software (as defined below) and any Software licensed pursuant to a Limited License (as defined below)). Section 4.21(c)-2 of the C-COR Disclosure Schedule sets forth a complete and accurate list of all third party Software that is contained or embedded in, and necessary for the operation and use of, any commercially available products of C-COR (“Third Party Embedded Software” and, together with the contracts and agreements listed in Section 4.21(c)-1 of the C-COR Disclosure Schedule, the “Third Party Software Licenses”). C-COR has all of the Third Party Embedded Software rights materially necessary to manufacture, distribute, and sell all Software embedded in C-COR products, provided, that the foregoing shall not be deemed to be a representation that such Third Party Embedded Software rights do not infringe the patent rights of any other person, other than the Third Party Embedded Software developer or provider.
     (d) Except for the Third Party Software Licenses, Section 4.21(d) of the C-COR Disclosure Schedule sets forth a complete and accurate list of any and all contracts or other written arrangements pursuant to which C-COR or any of its Subsidiaries has been granted or otherwise receives any right to use, exercise or practice any right under any Intellectual Property (as defined below) of a third party (the “Third Party IP Licenses” and, together with the Third Party Software Licenses, the “Third Party Licenses”). To the knowledge of C-COR, C-COR and its Subsidiaries have valid and enforceable rights to use all of the Intellectual Property covered by the Third Party Licenses. No royalties, honoraria or other fees are past due and owing by C-COR or any of its Subsidiaries under the Third Party Licenses. C-COR has all of the Third Party IP Licenses necessary to manufacture, distribute, and sell all C-COR products, provided, that the foregoing shall not be deemed to be a representation that such rights do not infringe the patent rights of any other person, other than the Third Party IP Licenses developer or provider.
     (e) Except as set forth on Section 4.21(e)-1 of the C-COR Disclosure Schedule, the Owned Intellectual Property and the Intellectual Property covered by the Third Party Licenses constitute all of the Intellectual Property used in and, to the knowledge of C-COR, necessary for the operation of C-COR’s business as currently conducted. C-COR and its Subsidiaries have taken all reasonable steps to protect the Owned Intellectual Property, including reasonable steps to prevent and abate any infringement or misappropriation of the Owned Intellectual Property. To the knowledge of C-COR, except as set forth on Section 4.21(e)-2 of the C-COR Disclosure Schedule, no third party has challenged in writing, to C-COR, C-COR’s ownership, use, validity or enforceability of any of the Owned Intellectual Property since C-COR’s acquisition of such Intellectual Property. Neither C-COR nor any of its Subsidiaries has licensed or otherwise authorized any third party to make, have made, sell, copy, distribute, modify, reverse engineer, or prepare derivatives of any Owned Intellectual Property (other than Copyrights in C-COR Software, which is addressed in the last sentence of Section 4.21(h) below), except pursuant to a written agreement (including via electronic means).

     (f) Except as set forth on Section 4.21(f)-1 of the C-COR Disclosure Schedule, the conduct of C-COR’s business as currently conducted with respect to the development of the products, services and platforms set forth on Section 4.21(f)-2 of the C-COR Disclosure Schedule, to the knowledge of C-COR, does not infringe upon any Intellectual Property rights of any third party. Except as set forth on Section 4.21(f)-3 of the C-COR Disclosure Schedule, to the knowledge of C-COR, no third party has notified C-COR or any of C-COR’s Subsidiaries in writing that (i) any of such third party’s Intellectual Property rights are infringed by C-COR or any of its Subsidiaries, or (ii) C-COR or any of its Subsidiaries requires a license to any of such third party’s Intellectual Property rights in order for C-COR or its Subsidiaries, as applicable, to be non-infringing, and neither C-COR nor any of its Subsidiaries has received any written offer to license (or any other form of written notice of) any of such third party’s Intellectual Property rights.
     (g) To the knowledge of C-COR, except as set forth in Section 4.21(g)-1 of the C-COR Disclosure Schedule, no third party is misappropriating, infringing, diluting or violating any Owned Intellectual Property. Except as set forth on Section 4.21(g)-2 of the C-COR Disclosure Schedule, no such claims have been brought or threatened against any third party by or on behalf of C-COR or any of its Subsidiaries.
     (h) Section 4.21(h)-1 of the C-COR Disclosure Schedule contains a complete and accurate list of all Software that is owned by C-COR or any of its Subsidiaries and sold, licensed, leased or otherwise distributed by C-COR or any of its Subsidiaries or authorized resellers to end user customers of C-COR’s or its Subsidiaries’ products or services (the “C-COR Software”). C-COR Software was developed either by (i) employees of C-COR or its Subsidiaries within the scope of their employment who have executed enforceable confidentiality and assignment of inventions agreements, which are with or have been assigned to C-COR or any of its Subsidiaries, or (ii) independent contractors who have assigned their rights to C-COR or one of its Subsidiaries pursuant to enforceable written agreements or (iii) acquired pursuant to an enforceable written agreement or assignment. Neither C-COR nor any of its Subsidiaries have licensed or otherwise authorized any third party to copy, distribute, modify, decompile, or prepare derivatives of any C-COR Software except pursuant to a written license agreement or other written arrangement.
     (i) Except as set forth on Section 4.21(i)-1 of the C-COR Disclosure Schedule, all material Trademarks of C-COR and its Subsidiaries within the Owned Intellectual Property and currently used in the operation of the business of C-COR or any of its Subsidiaries have been in continuous use by C-COR or a Subsidiary of C-COR, as applicable, since the date of their initial use in commerce. Except as set forth on Section 4.21(i)-2 of the C-COR Disclosure Schedule, to the knowledge of C-COR, there has been no prior use of any registered Trademarks owned by C-COR or any of its Subsidiaries or other action taken by any third party that would confer upon such third party superior rights in such Trademarks. C-COR has taken reasonable steps to prevent infringement of the Trademarks referenced in the first sentence of this subsection (i).
     (j) The Copyrights within the Owned Intellectual Property have been solely (i) created by (A) employees of C-COR and its Subsidiaries within the scope of their employment who have executed the confidentiality and assignment of inventions agreement set forth in Section 4.21(h)-2 of the C-COR Disclosure Schedule, or (B) independent contractors who have assigned their rights in such works to C-COR, either as a “work made for hire” as defined under Section 101 of the United States Copyright Act, or pursuant to enforceable written agreements, or (ii) acquired pursuant to an enforceable written assignment from the original author(s) or subsequent assignees. To the knowledge of C-COR, the works covered by such Copyrights were not copies of, nor derived from, any work for which C-COR or any of its Subsidiaries does not own the Copyrights. To the knowledge of C-COR, no other person has any claim to authorship or ownership of any part of any of the Copyrights within the Owned Intellectual Property.
     (k) The Patents within the Owned Intellectual Property relate solely to inventions (i) created by (A) employees of C-COR and its Subsidiaries within the scope of their employment who have executed the confidentiality and assignment of inventions agreement set forth in Section 4.21(h)-2 of the C-COR Disclosure Schedule, or (B) independent contractors who have assigned their rights to C-COR pursuant to enforceable written agreements, or (ii) acquired pursuant to an enforceable written assignment from the original inventor(s) or subsequent assignees or pursuant to written agreements setting forth an obligation of the original investor to assign their inventions to C-COR. The inventions covered by such Patents were not copies of any invention for which C-COR or any of its Subsidiaries does not own the Patent, and no other person has any claim to inventorship or ownership of any part thereof.
     (l) C-COR and its Subsidiaries have taken reasonable steps to protect their respective rights in material confidential information and trade secrets owned by them or disclosed to them by a third party and used in connection with the conduct of C-COR’s business. Without limiting the foregoing, C-COR and its Subsidiaries have enforced a policy of requiring each employee, consultant and contractor to execute proprietary information, invention assignment and confidentiality agreements, as appropriate, substantially consistent with C-COR’s standard forms (complete and current copies of which have been delivered or made available to ARRIS). Except under valid and binding confidentiality obligations, there has been no material disclosure by C-COR or any of its Subsidiaries to a third party of any confidential information or trade secrets used in connection with the conduct of C-COR’s business.
     (m) C-COR and its Subsidiaries have valid registrations for each of the domain names set forth in Section 4.21(a) of the C-COR Disclosure Schedule. The registration of each such domain name is free and clear of all liens and is in full force and effect. C-COR has paid all fees required to maintain each such registration. Neither C-COR nor any of its Subsidiaries has received written notice of any claim asserted against C-COR or any of its Subsidiaries adverse to its rights to such domain names, and, to the knowledge of C-COR, none of C-COR’s registrations or uses of the domain names has been disturbed or placed “on hold.”
     (n) To the knowledge of C-COR, all C-COR Software is free from any defect or programming or documentation error, including bugs, logic errors or failures of such software to operate in all material respects as described in the related documentation, and substantially conforms to the specifications of such software, other than those defects, errors, bugs or failures that would not have a Material Adverse Effect on C-COR. To the knowledge of C-COR, all Software licensed from any third party is free from any material defect or programming or documentation error, including major bugs, logic errors or failures of such Software to operate in all material respects as described in the related documentation, and substantially conforms to the specifications of such Software. With respect to C-COR Software, the applications can be compiled from the associated source code in accordance with the means currently employed by C-COR. Except for any components of the source code licensed in from third parties, C-COR has actual and sole possession of the complete source code of C-COR Software. Except as set forth on Section 4.21(n) of the C-COR Disclosure Schedule, other than C-COR’s or any of its Subsidiaries’ delivery of C-COR source code to third party escrow agents or their disclosure of such source code to third parties as part of a software development kit made available by C-COR or any of its Subsidiaries in the ordinary course of business, no event has occurred, and to the knowledge of C-COR no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the disclosure or delivery to any third party of the source code for C-COR Software. C-COR Software (as used or distributed by C-COR or its Subsidiaries) does not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry), or other Software routines or hardware components intentionally designed to permit unauthorized access, to disrupt, disable or erase software, hardware or data, or to perform any other similar type of unauthorized activities.
     (o) Except as set forth in Section 4.21(o) of the C-COR Disclosure Schedule, none of C-COR Software or any Owned Intellectual Property are, in whole or in part, subject to the provision of any open source or other similar type of license agreement or distribution model that (i) requires the distribution or making available of the source code for C-COR Software to the general public, (ii) prohibits or limits C-COR or any of its Subsidiaries from charging a fee or receiving consideration in connection with sublicensing or distributing any C-COR Software, (iii) except as specifically permitted by law, grants any right to any third party (other than C-COR and its Subsidiaries) or otherwise allows any such third party to decompile, disassemble or otherwise reverse-engineer any C-COR Software, or (iv) requires the licensing of any C-COR Software to the general public for the purpose of permitting others to make derivative works of C-COR Software (any such open source or other type of license agreement or distribution model described in clause (i), (ii), (iii) or (iv) above, a “Limited License”). By way of clarification, but not limitation, the term “Limited License” includes (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Sun Community Source License (SCSL), and (F) the Sun Industry Standards License (SISL). To the knowledge of C-COR, none of C-COR Software incorporates, or is distributed with, any Software that is subject to a Limited License, nor does any C-COR Software constitute a derivative work of or dynamically link with any such Software.
     (p) Except as set forth on Section 4.21(p) of the C-COR Disclosure Schedule, no government funding, facilities of a university, college, or other educational institution or research center was used in the creation or development of the Owned Intellectual Property or C-COR Software. To the knowledge of C-COR, no current or former employee, consultant or independent contractor who was directly involved in, or who contributed directly to, the creation or development of any Owned Intellectual Property or C-COR Software has performed services for any governmental entity, a university, college, or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services used in the creation or development of the Owned Intellectual Property or C-COR Software. Neither C-COR nor any of its Subsidiaries are party to any contract, license or agreement with any governmental entity that grants to such governmental entity any right or license with respect to the Owned Intellectual Property or C-COR Software, other than as granted in the ordinary course of business pursuant to a non-exclusive license to any C-COR Software.
     (q) For the purposes of this Agreement:
     (i) The term “Copyrights” means (A) any rights in original works of authorship fixed in any tangible medium of expression as set forth in the United States Copyright Act, 17 U.S.C. §101 et. seq., and any rights in mask works, registered and unregistered, as defined in 17 U.S.C. §901, (B) all registrations and applications to register the foregoing anywhere in the world, (C) all foreign counterparts and analogous rights anywhere in the world, and (D) all rights in and to any of the foregoing;
     (ii) The term “Intellectual Property” means any and all (A) Copyrights, Trademarks, and Patents and all rights to obtain and rights to apply for Patents, and to register Trademarks and Copyrights, (B) and to the extent enforceable rights of protection are available, such right in Software, ideas, innovations, inventions (whether or not patentable, reduced to practice, or the subject of an application for Patent), know-how and show-how, trade secrets, works of authorship, and confidential technical and non-technical information to the extent protectable under intellectual property rights anywhere in the world, (C) moral rights and author’s rights, (D) all rights in mask works and registrations and applications for registrations thereof (E) all other industrial, proprietary and intellectual property related rights anywhere in the world, and all renewals and extensions of any of the foregoing, regardless of whether or not such rights have been registered with the appropriate authorities in such jurisdictions in accordance with the relevant legislation, (F) copies and tangible embodiments of all the foregoing, in whatever form or medium, (G) all rights in and to any of the foregoing, including the right to sue, recover, and retain damages, costs, and attorneys’ fees for past and present infringement or misappropriation of any of the foregoing;
     (iii) The term “Owned Intellectual Property” means Intellectual Property currently owned by or subject to an obligation to be assigned to C-COR and its Subsidiaries;
     (iv) The term “Patents” means (A) all classes and types of patents (including national and multinational statutory invention registrations, utility models, petty patents, design patents and industrial designs) and the inventions covered thereby and any enhancements or improvements thereto (including the exclusive right to use, make, have made, sell, offer to sell and import the inventions), (B) invention disclosures, provisional patent applications, patent applications, continuations, continuations-in-part, divisionals or substitutes of the original applications upon which the any of foregoing patent rights are based, (C) any reexaminations, reissues, renewals or extensions of any of the foregoing, (D) foreign counterparts (including national and multinational) of any of the foregoing, and (E) all rights in and to any of the foregoing;
     (v) The term “Software” means all computer programs and systems, whether embodied in software, firmware or otherwise, including, software compilations, software implementations of algorithms, software tool sets, compilers, and software models and methodologies (regardless of the stage of development or completion), all databases and compilations, and all related documentation, including system documentation, user manuals, and training materials, all descriptions, flow-charts and other work product used to design, plan organize and develop any of the foregoing, and including any and all forms in which any of the foregoing is embodied (whether in source code, object code, executable code or human readable form); and
     (vi) The term “Trademarks” means (A) all classes and types of trademarks, service marks, logos, trade dress and trade names, Web addresses and domain names, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), (B) registrations and pending applications to register any of the foregoing including any intent to use applications, supplemental registrations and any renewals or extensions, (C) goodwill associated with any of the foregoing, (D) foreign counterparts of any of the foregoing anywhere in the world, (E) all goodwill associated with any of the foregoing, and (F) all rights in and to any of the foregoing.
     SECTION 4.22 — Product Warranty and Product Liability. C-COR has delivered to ARRIS true, correct and complete copy of C-COR’s standard warranty or warranties for sales of products and/or services, and except as expressly set forth therein, there are no warranties, deviations from standard warranties or commitments or obligations with respect to the return, repair, replacement or re-performance of products and/or services under which C-COR could reasonably be expected to have any material liability which has not been adequately reserved for on the financial statements of C-COR. Except as set forth in Section 4.22 of the C-COR Disclosure Schedule, C-COR’s products and services have not been the subject of any broad-based (i.e., excluding customary warranty claims with respect to individual defective products) replacement, field fix, retrofit, modification or recall campaign costing in excess of $10,000,000 in the aggregate after July 1, 2004, and no facts or conditions exist that are reasonably expected to result in such a recall campaign. All of C-COR’s products have been designed, manufactured and labeled and all of C-COR’s services have been performed so as to meet and comply with all industry and governmental standards and specifications and all applicable laws and orders currently in effect in all material respects, and have received all governmental approvals necessary to allow their sale and use. All products and services that C-COR produces or performs under contracts in which C-COR commits to deliver products or perform services that are designed, manufactured, labeled and/or performed so as to meet and comply with any industry and/or governmental standards and specifications or laws or orders currently in effect have been designed, manufactured, labeled and/or performed in a manner that complies with such contractual requirements in all material respects.
     SECTION 4.23 — Insurance. All material fire and casualty, general liability, business interruption, product liability, professional liability and sprinkler and water damage insurance policies maintained by C-COR or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of C-COR and its Subsidiaries and their respective properties and assets and are in character and amount at least equivalent to that carried by entities engaged in similar businesses and subject to the same or similar perils or hazards, except as would not have a Material Adverse Effect.

     SECTION 4.24 — Import and Export Control Laws. C-COR and each of its Subsidiaries has at all times as to which the applicable statute of limitations has not yet expired, conducted its import and export transactions in accordance in all material respects with all applicable U.S. import, export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations, and all other applicable import/export controls in other countries in which C-COR and its Subsidiaries conduct material business. Without limiting the foregoing:
     (a) C-COR and each of its Subsidiaries has obtained, and is in compliance in all material respects with, all material export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any governmental entity required for (i) the export and re-export of products, services, Software and technologies and (ii) releases of technologies and Software to foreign nationals located in the United States and abroad (“Export Approvals”);
     (b) There are no pending or, to the knowledge of C-COR, threatened claims against C-COR or any of its Subsidiaries with respect to such Export Approvals;
     (c) To the knowledge of C-COR, there are no actions, conditions or circumstances pertaining to C-COR’s or any of its Subsidiaries’ import or export transactions that may give rise to any future claims;
     (d) Except as set forth on Section 4.24(d) of the C-COR Disclosure Schedule, no Export Approvals for the transfer of export licenses to ARRIS or the Surviving Corporation are required, or if any such Export Approvals are required, they can be obtained expeditiously without material cost;
     (e) None of C-COR, its Subsidiaries or any of their respective affiliates is a party to any contract or bid with, or has conducted business with (directly or, to the knowledge of C-COR, indirectly), a person located in, or otherwise has any operations in, or sales to, Cuba, Myanmar (Burma), Iran, Iraq, North Korea, Libya, Rwanda, Syria or Sudan;
     (f) Since January 1, 2007, neither C-COR nor any of its Subsidiaries has received written notice to the effect that a governmental entity claimed or alleged that C-COR or any of its Subsidiaries was not in compliance in any material respect with any applicable laws relating to the export of goods and services to any foreign jurisdiction against which the United States or the United Nations maintains sanctions or export controls, including applicable regulations of the United States Department of Commerce and the United States Department of State; and
     (g) None of C-COR, its Subsidiaries or any of their respective affiliates has made any voluntary disclosures to, or has been subject to any fines, penalties or sanctions from, any governmental entity regarding any past import or export control violations.
     SECTION 4.25 — Foreign Corrupt Practices Act. To the knowledge of C-COR, neither C-COR nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees or other person associated with or acting on their behalf) has, directly or indirectly, taken any action which would cause it to be in material violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Laws applicable to C-COR or any of its Subsidiaries in any jurisdiction other than the United States (collectively, the “FCPA”), or used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for any of the foregoing which is no longer subject to potential claims of violation as a result of the expiration of the applicable statute of limitations. C-COR has established reasonable internal controls and procedures intended to ensure compliance with the FCPA and has made available to ARRIS copies of any such written controls and procedures.
     SECTION 4.26 — Board Recommendation; Required Vote. The Board of Directors of C-COR at a meeting duly called and held, by vote of the members present at such meeting has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the stockholders of C-COR; (b) adopted this Agreement in accordance with Section 1922(c) of Pennsylvania Law; (c) directed that this Agreement be submitted to a vote of shareholders entitled to vote thereon at a regular or special meeting of stockholders; and (d) resolved to recommend that the stockholders of C-COR approve and adopt this Agreement and the Merger (collectively, the “C-COR Board Recommendation”). The affirmative vote of a majority of the votes cast at the C-COR Stockholders’ Meeting by the holders of all outstanding shares of C-COR Common Stock entitled to vote is necessary to adopt this Agreement and the Merger is the only vote of the holders of any class or series of capital stock of C-COR necessary to adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger (the “C-COR Stockholders’ Approval”).
     SECTION 4.27 — Opinion of Financial Advisor. The Board of Directors of C-COR has received the opinion of C-COR’s financial advisor, Merrill Lynch & Co. Inc. (“Merrill Lynch”), to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the stockholders of C-COR.
     SECTION 4.28 — Brokers. No broker, finder or investment banker (other than Merrill Lynch) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of C-COR. C-COR has heretofore furnished to ARRIS a complete and correct copy of all agreements between C-COR and Merrill Lynch pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.
     SECTION 4.29 — Certain of Pennsylvania Law Not Applicable. Assuming that ARRIS does not own or acquire 20% or more of the C-COR Common Stock prior to the Effective Time, Subchapters “C” through “J” of Chapter 25 of Pennsylvania Law will not apply to the execution, delivery or performance of this Agreement, including the Merger or the C-COR stockholder vote with respect thereto, or the other transactions contemplated by this Agreement.
     SECTION 4.30 — C-COR Rights Plan. C-COR has amended or otherwise taken all necessary action, and C-COR and the Board of Directors of C-COR have taken all necessary action to render the rights issuable pursuant to the Rights Agreement dated as of August 17,

1999, between C-COR.net Corp. and American Stock & Transfer Co. (the “C-COR Rights Agreement”) inapplicable to the execution and delivery of this Agreement and consummation of the Merger and ensure that none of the execution or delivery of this Agreement or the consummation of the Merger will result in (a) the occurrence of the “flip-in event” described under Section 11(a)(ii) of the C-COR Rights Agreement or (b) the rights becoming evidenced by, and transferable pursuant to, certificates separate from the certificates representing the shares of C-COR Common Stock. C-COR and the Board of Directors of C-COR have taken all actions necessary to ensure that the Rights shall expire immediately prior to the Effective Time, without the payment of any money or other consideration.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ARRIS AND THE MERGER
SUBSIDIARY
     ARRIS and the Merger Subsidiary hereby, represents and warrants to C-COR that, except as set forth in the written disclosure schedule delivered on or prior to the date hereof, by ARRIS to C-COR that is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III (the “ARRIS Disclosure Schedule”) the statements contained in this Article V are true and correct. The ARRIS Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article V. Unless otherwise stated therein, if the disclosure of any paragraph lists an item or information in such a way as to make its relevance to the disclosure required in another paragraph reasonably apparent on its face, such disclosure shall qualify and apply to the other paragraph.
     SECTION 5.1 — Organization and Qualification; Subsidiaries. Each of ARRIS and its Subsidiaries (as defined herein) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has the requisite corporate power and authority and is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to be in good standing or to have such Approvals would not have a Material Adverse Effect. Each of ARRIS and each of its Subsidiaries, including the Merger Subsidiary, is duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect. A true and complete list of all of ARRIS’ Subsidiaries, together with the jurisdiction of organization of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock or ownership interests owned by ARRIS or another Subsidiary, is set forth in Section 5.1 of the ARRIS Disclosure Schedule. Except as set forth in Section 5.1 of the ARRIS Disclosure Schedule, ARRIS does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, with respect to which interest ARRIS or any of its Subsidiaries has invested or is required to invest $50,000 or more, excluding securities in any publicly traded company and comprising less than five percent of the outstanding stock of such company.

     SECTION 5.2 — Certificate of Incorporation and By-laws. ARRIS has heretofore furnished to C-COR a complete and correct copy of its Certificate of Incorporation and By-laws as most recently restated and subsequently amended to date, and has furnished or made available to C-COR the Subsidiary Documents of each of its Subsidiaries, including the Merger Subsidiary. Such Certificate of Incorporation, By-laws and Subsidiary Documents are in full force and effect. Neither ARRIS nor any of its Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or By-laws or Subsidiary Documents, except for immaterial violations of the Subsidiary Documents which may exist.
     SECTION 5.3 — Capitalization. The authorized capital stock of ARRIS consists of (i) 320,000,000 shares of ARRIS Common Stock and (ii) 5,000,000 shares of preferred stock, $1.00 par value per share, none of which is issued and outstanding and none of which is reserved for issuance. As of September 20, 2007, (i) 110,122,378 shares of ARRIS Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, and no shares were held in treasury, (ii) no shares of ARRIS Common Stock were held by Subsidiaries of ARRIS, (iii) 8,093,994 shares of ARRIS Common Stock were reserved for future issuance pursuant to outstanding warrants or pursuant to stock options, or other similar rights granted under the ARRIS incentive plans and agreements listed in Section 5.3 of the ARRIS Disclosure Schedule (the “ARRIS Stock Option Plans”), and (iv) 59,005 shares of ARRIS Common Stock were reserved for future issuance under the ARRIS Employee Stock Purchase Plan. No material change in such capitalization has occurred between September 20, 2007 and the date hereof. Except as set forth in Section 5.3 or Section 5.9 of the ARRIS Disclosure Schedule, and other than the 2.00% Convertible Senior Notes due 2026 (the “ARRIS Notes”) and employee and director stock options issued pursuant to shareholder approved plans, there are no options, warrants, convertible securities or other similar rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of ARRIS or any of its Subsidiaries or obligating the ARRIS or any of its Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, ARRIS or any of its Subsidiaries. All shares of ARRIS Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in Section 5.3 of the ARRIS Disclosure Schedule, there are no obligations, contingent or otherwise, of ARRIS or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of ARRIS Common Stock or the capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. There are not, and never have been, preemptive rights with respect to the ARRIS Common Stock. Except as set forth in Sections 5.1 and 5.3 of the ARRIS Disclosure Schedule, all of the outstanding shares of capital stock of each of the ARRIS’ Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and all such shares are owned by ARRIS or another Subsidiary of ARRIS free and clear of all security interests, liens, claims, pledges, agreements, limitations in ARRIS’ voting rights, charges or other encumbrances of any nature whatsoever.
     SECTION 5.4 — Authority Relative to this Agreement. ARRIS has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by ARRIS and the consummation by ARRIS of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of ARRIS, and no other corporate proceedings on the part of ARRIS (other than the approval of the issuance of ARRIS Common Stock pursuant to this Agreement by the holders of at least a majority of the votes cast at the ARRIS Stockholders’ Meeting by the holders of all outstanding shares of ARRIS Common Stock entitled to vote in accordance with Delaware Law and ARRIS’ Certificate of Incorporation and Bylaws) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by ARRIS and, assuming the due authorization, execution and delivery by the other Parties, constitutes a legal, valid and binding obligation of ARRIS enforceable against each of ARRIS and the Merger Subsidiary in accordance with its terms.
     SECTION 5.5 — No Conflict, Required Filings and Consents.
     (a) Section 5.5(a) of the ARRIS Disclosure Schedule includes a list of all agreements to which ARRIS or any of its Subsidiaries is a party or by which any of them is bound that, as of the date hereof are required to be filed as “material contracts” with the SEC pursuant to the requirements of the Exchange Act (collectively, the “ARRIS Material Contracts”).
     (b) Except as set forth in Section 5.5(b) of the ARRIS Disclosure Schedule, the execution and delivery of this Agreement by ARRIS does not, and the performance of this Agreement by ARRIS will not, (i) conflict with or violate the Certificate of Incorporation, By-laws or Subsidiary Documents of ARRIS or any of its Subsidiaries, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to ARRIS or any of its Subsidiaries or by which its or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or impair ARRIS’ or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of any ARRIS Material Contract, or result in the creation of a lien or encumbrance on any of the properties or assets of ARRIS or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which ARRIS or any of its Subsidiaries is a party or by which ARRIS or any of its Subsidiaries or its or any of their respective properties are bound or affected, except in any such case for any such conflicts, violations, breaches, defaults, liens or other occurrences with respect to (ii) and (iii) above that would not have a Material Adverse Effect.
     (c) The execution and delivery of this Agreement by ARRIS does not, and the performance of this Agreement by ARRIS will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the 1933 Act, the Exchange Act, the pre-merger notification requirements of the HSR Act and the filing of the Certificate of Merger as required by Delaware Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the offer of ARRIS Common Stock or the Merger, or otherwise prevent ARRIS or Acquisition from performing their respective obligations under this Agreement, and would not have a Material Adverse Effect.

     SECTION 5.6 — Compliance, Permits.
     (a) Except as disclosed in Section 5.6(a) of the ARRIS Disclosure Schedule, neither ARRIS nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to ARRIS or any of its Subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or any other instrument or obligation to which ARRIS or any of its Subsidiaries is a party or by which ARRIS or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations that would not have a Material Adverse Effect.
     (b) Except as disclosed in Section 5.6(b) of the ARRIS Disclosure Schedule, ARRIS and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities that are material to the operation of the business of ARRIS and its Subsidiaries taken as a whole as it is now being conducted (collectively, the “ARRIS Permits”), except where the failure to have such ARRIS Permits would not have a Material Adverse Effect. ARRIS and its Subsidiaries are in compliance with the terms of the ARRIS Permits, except where the failure to so comply would not have a Material Adverse Effect.
     SECTION 5.7 — SEC Filings; Financial Statements.
     (a) ARRIS has filed all forms, reports and documents required to be filed with the SEC and has made available to C-COR (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2004, 2005 and 2006, respectively, (ii) its Quarterly Reports on Form 10-Q for the periods ended September 30, 2006, March 31, 2007 and June 30, 2007 (iii) all proxy statements relating to ARRIS’ meetings of stockholders (whether annual or special) held since January 1, 2004, (iv) all other reports or registration statements (other than Reports on Form 10-Q not referred to in clause (ii) above) filed by ARRIS with the SEC since January 1, 2004, and (v) all amendments and supplements to all such reports and registration statements filed by ARRIS with the SEC since January 1, 2004 (collectively, the “ARRIS SEC Reports”). Except as disclosed in Section 5.7 of the ARRIS Disclosure Schedule, the ARRIS SEC Reports (i) were prepared in all material respects in accordance with the requirements of the 1933 Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the ARRIS’ Subsidiaries is required to file any forms, reports or other documents with the SEC.
     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the ARRIS SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents in all material respects the consolidated financial position of ARRIS and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not. or are not expected to be, material in amount.
     (c) ARRIS has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to ARRIS and its Subsidiaries required to be disclosed by ARRIS in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to ARRIS’ principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding disclosure and to make the certifications of the principal executive officer and the principal financial officer of ARRIS required by Sarbanes-Oxley with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in Sarbanes-Oxley.
     (d) ARRIS has established and maintains a “system of internal control over financial reporting” (as defined in Rule 13a-15(f) promulgated under the Exchange Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of ARRIS’ financial reporting and the preparation of ARRIS’ financial statements for external purposes in accordance with GAAP. ARRIS has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to ARRIS’ auditors and audit committee (i) any significant deficiencies and material weaknesses known to ARRIS in the design or operation of internal controls which are reasonably likely to adversely affect in a material respect ARRIS’ ability to record, process, summarize and report financial information and (ii) any material fraud known to ARRIS that involves management or other employees who have a significant role in internal controls. ARRIS has made available to C-COR a summary of any such disclosure regarding material weaknesses and fraud made by management to ARRIS’ auditors and audit committee since December 31, 2004. For purposes of this Agreement, a “significant deficiency” in controls means an internal control deficiency that adversely affects an entity’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP. A “significant deficiency” may be a single deficiency or a combination of deficiencies that results in more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected. For purposes of this Agreement, a “material weakness” in internal controls means a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
     SECTION 5.8 — Absence of Certain Changes or Events. Except as set forth in Section 5.8 of the ARRIS Disclosure Schedule or the ARRIS SEC Reports, since June 30, 2007, ARRIS has conducted its business in the ordinary course and there has not occurred: (i) any Material Adverse Effect; (ii) any amendments or changes in the Certificate of Incorporation or Bylaws of ARRIS; (iii) any damage to, destruction or loss of any asset of ARRIS (whether or not covered by insurance) that would have a Material Adverse Effect; (iv) any material change by ARRIS in its accounting methods, principles or practices; (v) any material revaluation by ARRIS of any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (vi) any other action or event that would have required the consent of C-COR pursuant to Section 6.1 had such action or event occurred after the date of this Agreement; or (vii) any sale of a material amount of property of ARRIS or any of its Subsidiaries, except in the ordinary course of business.
     SECTION 5.9 — No Undisclosed Liabilities. Except as is disclosed in Section 5.9 of the ARRIS Disclosure Schedule, neither ARRIS nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) in the aggregate adequately provided for in ARRIS’ audited balance sheet (including any related notes thereto) as of December 31, 2006, (the “2006 ARRIS Balance Sheet”), (b) incurred in the ordinary course of business and not required under GAAP to be reflected on the 2006 ARRIS Balance Sheet, (c) incurred since December 31, 2006, in the ordinary course of business consistent with past practice, or (d) incurred in connection with this Agreement.
     SECTION 5.10 — Absence of Litigation. Except as set forth in Section 5.10 of the ARRIS Disclosure Schedule, there are no claims, actions, suits or proceedings pending or, to the knowledge of ARRIS, overtly threatened and to the knowledge of ARRIS, there are no investigations pending or threatened against ARRIS or any of its Subsidiaries, or any properties or rights of ARRIS or any of its Subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that could reasonably be expected to result in a liability in excess of $500,000.
     SECTION 5.11 — Joint Proxy Statement. None of the information supplied or to be supplied by or on behalf of ARRIS for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by or on behalf of ARRIS for inclusion or incorporation by reference in the Joint Proxy Statement, will, at the dates mailed to stockholders and at the times of the C-COR Stockholders’ Meeting and the ARRIS Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information provided by ARRIS for the Registration Statement and the Joint Proxy Statement (except for information relating solely to C-COR) will comply as to form in all material respects with the provisions of the 1933 Act and the Exchange Act and the rules and regulations promulgated thereunder.
     SECTION 5.12 — Employee Benefit Plans, Employment Agreements. Section 5.12 of ARRIS Disclosure Schedule lists all employee pension plans (as defined in Section 3(2) of ERISA), all material employee welfare plans (as defined in Section 3(1) of ERISA) and all other material bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements, and any material current or former employment, executive compensation, consulting or severance agreements, written or otherwise, for the benefit of, or relating to, any employee of or consultant to ARRIS, any trade or business (whether or not incorporated) which is a member of a controlled group including ARRIS or which is under common control with

ARRIS (an “ERISA Affiliate”) within the meaning of Section 414 of the Code, or any Subsidiary of ARRIS, as well as each plan with respect to which ARRIS or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (collectively the “ARRIS Employee Plans”). There have been made available to C-COR copies of (i) each such written ARRIS Employee Plan (other than those referred to in Section 4(b)(4) of ERISA), (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments, filed with respect to each ARRIS Employee Plan required to make such a filing, (iii) the most recent actuarial valuation for each ARRIS Employee Plan subject to Title IV of ERISA, and (iv) such other documents or information that C-COR reasonably requests. For purposes of this Section 5.12, the term “material,” used with respect to any ARRIS Employee Plan, shall mean that ARRIS or an ERISA Affiliate has incurred or may incur obligations in an annual amount exceeding $500,000 with respect to such ARRIS Employee Plan.
     SECTION 5.13 — Taxes.
     (a) Each of ARRIS and its Subsidiaries (together the “Acquirer Entities”) has timely filed (taking into account any extension of time within which to file) with the appropriate Taxing authorities all material income and other Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. All Taxes of the Acquirer Entities (whether or not shown on any Tax Return) that have become due or payable have been fully and timely paid, or proper accruals pursuant to GAAP have been established in ARRIS’ consolidated unaudited balance sheet as of June 30, 2007 with respect thereto (except for Taxes relating to events subsequent to the date thereof), except to the extent any failure to accrue or reserve would not, individually, or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no liens for any Taxes (other than a lien for current real property or ad valorem Taxes not yet due and payable) on any of the assets of any of the Acquirer Entities.
     (b) None of the Acquirer Entities has received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Acquired Companies or their Subsidiaries have not filed Tax Returns) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against ARRIS or any of its Subsidiaries exceeding the amount reserved for on its financial statements.
     (c) Each Acquirer Entity has complied in all material respects with all applicable laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign law.
     (d) None of the Acquirer Entities is a party to any Tax allocation or sharing agreement, and none of the Acquirer Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was ARRIS) or has any Tax liability of any person (other than another Acquirer Entity that is a member of the consolidated federal income Tax group of which ARRIS is the common parent)

under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise.
     (e) During the five-year period ending on the date hereof, none of the Acquirer Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Internal Revenue Code.
     SECTION 5.14 — Environmental Matters. Except as set forth in Section 5.14 of the ARRIS Disclosure Schedule, and except in those cases, either individually or in the aggregate, that are not reasonably expected to have a Material Adverse Effect, ARRIS and each of its Subsidiaries (i) are in compliance with all Environmental Laws; (ii) have obtained all applicable permits, licenses and other authorizations that are required to be obtained under all applicable Environmental Laws by ARRIS or its Subsidiaries; (iii) are in compliance with all terms and conditions of such required permits, licenses and authorizations, and have made all appropriate filings for issuance or renewal of such permits, licenses and authorizations; (iv) as of the date hereof, are not aware of nor have received any notice, claim, demand, report or other information alleging any past or present violations of Environmental Laws, or any liabilities arising under Environmental Laws, against ARRIS or any of its Subsidiaries; (v) have not used any waste disposal site or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Materials to any place or location, or in violation of any Environmental Laws; and (vi) have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by ARRIS or its Subsidiaries (or any of their respective agents) thereunder.
     SECTION 5.15 — ARRIS Customers. Except as set forth in Section 5.15 of the ARRIS Disclosure Schedule, ARRIS has not received any notice and has no knowledge to the effect that any of ARRIS’ ten largest customers for fiscal year 2007 may terminate or materially alter its business relations with ARRIS, either as a result of the transactions contemplated by this Agreement or otherwise, except for such alterations that have not had or are not reasonably expected to have a Material Adverse Effect.
     SECTION 5.16 — ARRIS Intellectual Property.
     (a) All Trademarks, Patents and Copyrights owned by ARRIS (“ARRIS Trademarks”, “ARRIS Patents”, and “ARRIS Copyrights” respectively; collectively “ARRIS Owned Intellectual Property”) are currently in compliance in all material respects with all applicable legal requirements. No ARRIS Trademark is currently involved in any opposition or cancellation proceeding and, to the knowledge of ARRIS, no such action has been threatened with respect to any of those ARRIS Trademarks. No ARRIS Patent is currently involved in any interference, reissue, re-examination or opposition proceeding and, to the knowledge of ARRIS, no such action has been threatened with respect to any such ARRIS Patent.
     (b) To the knowledge of ARRIS, ARRIS and its Subsidiaries have valid and enforceable rights to use all Intellectual Property licensed from third parties.
     (c) To the knowledge of ARRIS, the ARRIS Owned Intellectual Property and the Intellectual Property licensed from third parties constitute all of the Intellectual Property used in and, to the knowledge of ARRIS, necessary for the operation of ARRIS’ business as currently conducted. ARRIS and its Subsidiaries have taken all reasonable steps to protect the ARRIS Owned Intellectual Property, including reasonable steps to prevent and abate any infringement or misappropriation of the ARRIS Owned Intellectual Property.
     (d) Except as set forth on Section 5.16(d) of the ARRIS Disclosure Schedule, to the knowledge of ARRIS, the conduct of ARRIS’ business as currently conducted does not infringe upon any Intellectual Property rights of any third party. Except as set forth on Section 5.16(d) of the ARRIS Disclosure Schedule, no third party has notified ARRIS of any allegation of infringement upon any third party Intellectual Property rights.
     (e) To the knowledge of ARRIS, no third party is misappropriating, infringing, diluting or violating any ARRIS Owned Intellectual Property.
     (f) Software developed by ARRIS (“ARRIS Software”) was developed either by (i) employees of ARRIS or its Subsidiaries within the scope of their employment who have executed a confidentiality and assignment of inventions agreement, (ii) independent contractors who have assigned their rights to ARRIS or one of its Subsidiaries pursuant to enforceable written agreements, or (iii) acquired pursuant to an enforceable written agreement or assignment.
     (g) To the knowledge of ARRIS, the ARRIS Copyrights have been solely (i) created by (A) employees of ARRIS and its Subsidiaries within the scope of their employment who have executed confidentiality and assignment of inventions agreements, or (B) independent contractors who have assigned their rights to ARRIS pursuant to enforceable written agreements, or (ii) acquired pursuant to an enforceable written assignment or agreement.
     (h) To the knowledge of ARRIS, the ARRIS Patents relate solely to inventions (i) created by (A) employees of ARRIS and its Subsidiaries within the scope of their employment who have executed a confidentiality and assignment of inventions agreement, or (B) independent contractors who have assigned their rights to ARRIS pursuant to enforceable written agreements, or (ii) acquired pursuant to an enforceable written agreement or assignment. To the knowledge of ARRIS, the inventions covered by such Patents were not copies of any invention for which ARRIS or any of its Subsidiaries does not own the Patent, and no other person has any claim to inventorship or ownership of any part thereof.
     (i) ARRIS and its Subsidiaries have taken reasonable steps to protect their respective rights in material confidential information and trade secrets owned by them or disclosed to them by a third party and used in connection with the conduct of ARRIS’ business. Without limiting the foregoing, ARRIS and its Subsidiaries have enforced a policy of requiring each employee, consultant and contractor to execute proprietary information, invention assignment and confidentiality agreements, as appropriate, substantially consistent with ARRIS’ standard forms. Except under valid and binding confidentiality obligations, there has been no material disclosure by ARRIS or any of its Subsidiaries to a third party of any confidential information or trade secrets used in connection with the conduct of ARRIS’ business.
     (j) ARRIS and its Subsidiaries have valid registrations for each of the domain names owned by ARRIS. The registration of each such domain name is free and clear of all liens and is in full force and effect. ARRIS has paid all fees required to maintain each such registration. Neither ARRIS nor any of its Subsidiaries has received written notice of any claim asserted against ARRIS or any of its Subsidiaries adverse to its rights to such domain names, and, to the knowledge of ARRIS, none of ARRIS’ registrations or uses of the domain names has been disturbed or placed “on hold.”
     (k) To the knowledge of ARRIS, all ARRIS Software is free from any material defect or programming or documentation error, including major bugs, logic errors or failures of such software to operate in all material respects as described in the related documentation, and substantially conforms to the specifications of such software, other than those defects, errors, bugs or failures that would not have a Material Adverse Effect on ARRIS.
     (l) Except as set forth in Section 5.16(l) of the ARRIS Disclosure Schedule, none of the ARRIS Software or any ARRIS Owned Intellectual Property are, in whole or in part, subject to the provision of any open source or other similar type of license agreement or distribution model that (i) requires the distribution or making available of the source code for ARRIS Software to the general public, (ii) prohibits or limits ARRIS or any of its Subsidiaries from charging a fee or receiving consideration in connection with sublicensing or distributing any ARRIS Software, (iii) except as specifically permitted by law, grants any right to any third party (other than ARRIS and its Subsidiaries) or otherwise allows any such third party to decompile, disassemble or otherwise reverse-engineer any ARRIS Software, or (iv) requires the licensing of any ARRIS Software to the general public for the purpose of permitting others to make derivative works of ARRIS Software.
     SECTION 5.17 — Foreign Corrupt Practices Act. To the knowledge of ARRIS, neither ARRIS nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees or other person associated with or acting on their behalf) has, directly or indirectly, taken any action which would cause it to be in material violation of the FCPA, or used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for any of the foregoing which is no longer subject to potential claims of violation as a result of the expiration of the applicable statute of limitations. ARRIS has established reasonable internal controls and procedures intended to ensure compliance with the FCPA and has made available to ARRIS copies of any such written controls and procedures.
     SECTION 5.18 — Opinion of Financial Advisor. The Board of Directors of ARRIS has received the opinion of ARRIS’ financial advisor, UBS Securities LLC, to the effect that, as of the date of such opinion, the Merger Consideration to be paid by ARRIS is fair, from a financial point of view, to ARRIS.
     SECTION 5.19 — Brokers. No broker, finder or investment banker (other than UBS Securities LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ARRIS. ARRIS has heretofore furnished to C-COR a complete and correct copy of all agreements between ARRIS and UBS Securities LLC pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.
     SECTION 5.20 — Financial Capability. ARRIS has sufficient funds or capital commitments in place to consummate the transactions contemplated herein on the terms and conditions contained in this Agreement and will have such funds or capital commitments on the Closing Date.
     SECTION 5.21 — Board Recommendation; Required Vote.
     (a) The Board of Directors of ARRIS, at a meeting duly called and held, by vote of the members present at such meeting has (a) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the stockholders of ARRIS; (b) declared advisable and in all respects approved the issuance of ARRIS Common Stock pursuant to this Agreement; (c) resolved to recommend that the stockholders of ARRIS approve the issuance of ARRIS Common Stock pursuant to this Agreement; (d) approved the Merger as the sole stockholder of the Merger Subsidiary; and (e) directed that the proposed issuance of ARRIS Common Stock pursuant to this Agreement be submitted to stockholders of ARRIS for consideration in accordance with this Agreement, which resolutions as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way (collectively, the “ARRIS Board Recommendation”). The vote of the stockholders of ARRIS to approve the issuance of ARRIS Common Stock pursuant to this Agreement is the only vote of the holders of capital stock of ARRIS necessary to approve the transactions contemplated by this Agreement.
     (b) The Board of Directors of the Merger Subsidiary, at a meeting duly called and held, by unanimous vote of the members present at such meeting has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the stockholders of the Merger Subsidiary; (b) declared advisable and in all respects approved this Agreement, and the transactions contemplated by this Agreement, including the Merger; (c) directed that this Agreement be submitted to a vote of ARRIS, as sole stockholder of the Merger Subsidiary; and (d) resolved to recommend that ARRIS, as sole stockholder of the Merger Subsidiary, approve and adopt this Agreement and the Merger, which resolutions as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way (collectively, the “Merger Subsidiary Board Recommendation”). The vote of ARRIS, as the sole stockholder of the Merger Subsidiary, to approve this Agreement and the Merger is the only vote of the holders of capital stock of the Merger Subsidiary necessary to approve the transactions contemplated by this Agreement, and ARRIS in that capacity has approved this Agreement and the Merger.
     SECTION 5.22 — ARRIS Rights Plan. ARRIS has amended or otherwise taken all necessary action, and ARRIS and the Board of Directors of ARRIS have taken all necessary action to render the rights issuable pursuant to the Rights Agreement dated as of October 3, 2002, between ARRIS and The Bank of New York (the “ARRIS Rights Agreement”) inapplicable to the execution and delivery of this Agreement and consummation of the Merger and ensure that none of the execution or delivery of this Agreement or the consummation of the Merger will result in (a) the rights becoming evidenced by, and transferable pursuant to, certificates separate from the certificates representing the shares of ARRIS Common Stock and (b) the rights becoming exercisable under the ARRIS Rights Agreement.
ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER
     SECTION 6.1 — Conduct of Business by C-COR Pending the Merger. C-COR covenants and agrees that, except as contemplated by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement, unless ARRIS shall otherwise consent in writing (which consent shall not be unreasonably withheld), C-COR shall conduct its business and shall cause the businesses of its Subsidiaries to be conducted only in, and C-COR and its Subsidiaries shall not take any action except in, the ordinary course of business and in the manner consistent with past practice; and C-COR shall use reasonable commercial efforts to preserve substantially intact the business organization of C-COR and its Subsidiaries, to keep available the services of the present officers, employees and consultants of C-COR and its Subsidiaries and to preserve the present relationships of C-COR and its Subsidiaries with customers, suppliers and other persons with which C-COR or any of its Subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, neither C-COR nor any of its Subsidiaries shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Merger, directly or indirectly do, or propose to do, any of the following without the prior written consent of ARRIS (which consent shall not be unreasonably withheld):
     (a) amend or otherwise change the Articles of Incorporation, Bylaws or Subsidiary Documents of C-COR or any of its Subsidiaries;
     (b) except as set forth in Section 6.1(b) of the C-COR Disclosure Schedule, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in C-COR or any of its Subsidiaries (except for (i) the issuance of shares of C-COR Common Stock issuable pursuant to Stock Options listed in Section 4.12(c) of the C-COR Disclosure Schedule, (ii) the grant of options under C-COR’s Stock Option Plans to new hires consistent with past practice to purchase up to 50,000 (in the aggregate) shares of C-COR Common Stock at the market value on the date of grant, and the issuance of shares upon exercise thereof (provided that the vesting of such options granted from and after the date hereof pursuant to this clause (ii) shall not be accelerated by the transactions contemplated by this Agreement and, if necessary, C-COR will amend the Incentive Plan to so provide), (iii) the grant of options under C-COR’s Stock Option Plans to non-employee directors of C-COR consistent with past practice to purchase up to 7,500 shares of C-COR Common Stock per non-employee director, at the market value on the date of grant, and the issuance of shares upon the exercise thereof or (iv) issuance of shares of C-COR Common Stock upon conversion of the C-COR Notes;
     (c) except as set forth on Section 6.1(c) of the C-COR Disclosure Schedule, sell, pledge, dispose of or encumber any assets of C-COR or any of its Subsidiaries (except for (i)

sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) disposition of obsolete or worthless assets, and (iii) sales of immaterial assets not in excess of $500,000;
     (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary of C-COR may declare and pay a dividend or make advances to C-COR, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any Subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, including, without limitation, shares of C-COR Common Stock or any option, warrant or right, directly or indirectly, to acquire shares of C-COR Common Stock, or propose to do any of the foregoing;
     (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money, other than renewal or extension of C-COR’s revolving credit facility with Citizen’s Bank of Pennsylvania (the “C-COR LOC Facility”) which renewal or extension shall not materially modify the terms of the C-COR LOC Facility other than to renew or extend the Commitment Period (as defined in the C-COR LOC Facility) thereof and to make substantially similar changes to any notes issued thereunder, or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person or, except in the ordinary course of business consistent with past practice or in connection with purchases of equipment or capital improvements, make any loans or advances (other than loans or advances to or from direct or indirect wholly owned Subsidiaries), (iii) enter into or amend any material contract or agreement other than in the ordinary course of business; or (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of the amounts set forth in Section 6.1(e) of the C-COR Disclosure Schedule;
     (f) except as set forth in Section 6.1(f) of the C-COR Disclosure Schedule, increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees of C-COR or its Subsidiaries in accordance with past practice and in amounts that are in the aggregate reflected in the budgets previously provided to ARRIS or, except in the ordinary course of business, grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of C-COR or any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law; provided however, C-COR may take action prior to the Effective Time (i) to determine the Matching Contribution to be made under C-COR’s 401(k) savings plan (the “C-COR Retirement Savings and Profit Sharing Plan”) for 2008 (which shall not exceed the rate of matching contribution made for 2007) and to determine the status of such plan for 2008 as a “safe harbor” plan described in Sections 401(k)(12) and 401(m)(10) of the Code, (ii) to provide for the deferral, matching and discretionary contributions for 2008 under the terms of C-COR’s Supplemental Executive Retirement Plan (which matching and discretionary contributions shall not exceed the rate of such contributions made for 2007) and (iii) to amend the terms of the C-COR Employee Plans to the extent necessary or desirable to conform to the requirements of Section 409A of the Code or to satisfy an exception to Section 409A of the Code, including without limitation to provide elections before the end of 2007 to affected participants in such plans regarding new benefit timing and/or form elections consistent with transition guidance promulgated by the IRS (provided that to the extent permissible without violating Section 409A of the Code, such amendments do not further accelerate the time of payment or vesting pursuant to the transactions contemplated by this Agreement, except that payments pursuant to a qualifying change in control may be made at any time following Closing);
     (g) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable) or any action that would prevent or impede the Merger from qualifying as a tax-free reorganization under Section 368 of the Code;
     (h) make any material Tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations, except to the extent the amount of any such settlement has been reserved for in the financial statements contained in the C-COR SEC Reports filed prior to the date of this Agreement;
     (i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements contained in the C-COR SEC Reports filed prior to the date of this Agreement or incurred in the ordinary course of business and consistent with past practice;
     (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or
     (k) take, or agree in writing or otherwise to take, any of the actions described in Sections 6.1(a) through (i) above, or any action which would make any of the representations or warranties of C-COR contained in this Agreement untrue or incorrect or prevent C-COR from performing or cause C-COR not to perform its covenants hereunder.
     SECTION 6.2 — No Solicitation by C-COR.
     (a) C-COR shall not, nor shall it permit or authorize any of its Subsidiaries or any officer, director, employee, accountant, counsel, financial advisor, agent or other representative of C-COR or any of its Subsidiaries (collectively, the “C-COR Representatives”) to, on its or any of its Subsidiaries’ behalf, directly or indirectly,

     (i) solicit, initiate, facilitate, respond to or encourage, including by way of furnishing non-public information, any inquiries regarding or relating to, or the submission of, any Takeover Proposal (as defined below),
     (ii) participate in any discussions or negotiations, furnish to any person any information or data relating to C-COR or its Subsidiaries, provide access to any of the properties, books, records or employees of C-COR or its Subsidiaries or take any other action, in each such case regarding or to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal,
     (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement or commitment with respect to any Takeover Proposal (an “Alternative Acquisition Agreement”) or agree to, approve, endorse or resolve to recommend or approve any Takeover Proposal, except in each case as otherwise specifically provided in Section 6.2(b),
     (iv) grant any waiver or release under any standstill or similar agreement by any third party who has made a Takeover Proposal,
     (v) take any action to exempt any third party from the restrictions on “business combinations” contained in Subchapters “C” through “J” of Chapter 25 of Pennsylvania Law or otherwise cause such restrictions not to apply, or
     (vi) authorize or direct any C-COR Representative to take any such action;
provided, however, that nothing contained in this Section 6.2(a) or any other provision of this Agreement shall prohibit C-COR or the Board of Directors of C-COR from (A) taking and disclosing to C-COR’s stockholders a position required by Rules 14d-9 and 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (B) making such disclosure to C-COR’s stockholders as, in the good faith judgment of the Board of Directors of C-COR, after receiving advice from its outside counsel and its financial advisors, C-COR is required under Pennsylvania Law in order to comply with its fiduciary duties, or (C) notifying any third party solely of the existence of, and restrictions under, the provisions of this Section 6.2, provided that C-COR may not, except as permitted by Section 6.2(b), withdraw or modify, or propose to withdraw or modify, its approval or recommendation of this Agreement or the transactions contemplated hereby, including the Merger, or approve or recommend, or propose to approve or recommend, any Takeover Proposal, or enter into any Alternative Acquisition Agreement. Upon execution of this Agreement, C-COR shall, and it shall cause C-COR Representatives and its Subsidiaries to, immediately terminate any existing activities, discussions, solicitations or negotiations with any third party conducted previously with respect to any Takeover Proposal and, if requested by ARRIS, to request the return and/or destruction of any materials previously provided in connection with any such activities, discussions, solicitations or negotiations.
     Notwithstanding any of the foregoing restrictions set forth in Section 6.1 or this Section 6.2(a), nothing in this Agreement prevents C-COR or the Board of Directors of C-COR from furnishing (or causing to be furnished), prior to, but not after, the time the vote is taken with respect to adoption of this Agreement and approval of the Merger at the Meeting of the stockholders of C-COR, information concerning its business, properties or assets to any third party pursuant to a confidentiality agreement with terms and conditions substantially similar to those of the Confidentiality Agreement (as defined herein), so long as such information is contemporaneously provided to ARRIS, and may negotiate and participate in discussions and negotiations with such third party who has made a bona fide, written Takeover Proposal, but only if: (w) such Takeover Proposal was made after the date of this Agreement (it being understood that such a Takeover Proposal made after the date of this Agreement by a third party who has made a Takeover Proposal prior to the date of this Agreement is considered a new Takeover Proposal made after the date of this Agreement); (x) none of C-COR, its Subsidiaries nor the C-COR Representatives has solicited, initiated, or knowingly facilitated or encouraged any Takeover Proposal, or otherwise directly or indirectly violated this Section 6.2 (other than unintentional breaches that (1) have not directly or indirectly resulted in the making of such Takeover Proposal and (2) otherwise have had only an immaterial impact on ARRIS’ rights under this Section 6.2); (y) such third party has submitted a Takeover Proposal that the Board of Directors of C-COR has determined, after receiving advice from its outside legal counsel and its financial advisors, either (i) constitutes a Superior Proposal (as defined below) or (ii) is reasonably likely to lead to a Superior Proposal; and (z) the Board of Directors of C-COR determines in good faith, after receiving advice from its outside counsel and its financial advisors, that such action is required to discharge the Board of Directors of C-COR’s fiduciary duties to C-COR’s stockholders under Pennsylvania Law. C-COR shall not release or permit the release of any third party from, or waive or permit the waiver of any provision of, any confidentiality, standstill (other than to permit the making of a Takeover Proposal) or similar agreement to which C-COR is a party or under which C-COR has any rights. C-COR shall promptly (and in any event within one business day) notify ARRIS telephonically and in writing of the existence of any proposal, discussion, negotiation or inquiry received by C-COR that is or could reasonably be expected to constitute or lead to a Takeover Proposal, and C-COR shall promptly communicate in writing to ARRIS the terms and conditions of any such proposal, discussion, negotiation or inquiry which it may receive, and provide a copy of any written proposal (to the extent permissible by the terms thereof) and the identity of the third party making the same. C-COR shall inform ARRIS within one business day after any change to the material terms of any such Takeover Proposal. Within one business day after any determination by the C-COR Board that a Takeover Proposal constitutes a Superior Proposal, C-COR shall deliver to ARRIS and Merger Subsidiary a written notice advising them of such determination, specifying the terms and conditions of such Superior Proposal and the identity of the third party making such Superior Proposal, and providing ARRIS and Merger Subsidiary with a copy of the Superior Proposal to the extent permissible by the terms thereof.
     (b) Neither the Board of Directors of C-COR nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to ARRIS or Merger Subsidiary, the recommendation of the Board of Directors of C-COR, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any Alternative Acquisition Agreement (other than a confidentiality agreement expressly permitted by and in accordance with Section 6.2(a)). Notwithstanding the foregoing, prior to, but not after, the time the vote is taken with respect to the adoption of this Agreement and approval of the Merger at the Meeting of the stockholders of C-COR, the Board of Directors of C-COR may make a Change in C-COR Recommendation in a manner adverse to ARRIS or Merger

Subsidiary (including, for such purpose, a withdrawal of such recommendation by the Board of Directors of C-COR) (a “Change in C-COR Recommendation”) and/or approve or recommend a Superior Proposal (and, in connection therewith, take such action as shall be necessary to exempt such Superior Proposal from any Takeover Statute (as defined herein) and the C-COR Rights Agreement), and C-COR may enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in connection with the termination of this Agreement, in each case if (A) C-COR has received a Superior Proposal that is pending at the time C-COR determines to take such action, (B) the C-COR Board has determined in good faith, after receiving advice from its outside counsel and its financial advisors, that such action is required to discharge the fiduciary duties of the Board of Directors of C-COR to C-COR’s stockholders under Pennsylvania Law and (C) at least three business days have passed following ARRIS’ receipt of an Adverse Recommendation Notice (as defined below), and ARRIS does not make an offer within such three business day period that is at least as favorable to C-COR’s stockholders as the Superior Proposal, as concluded by the Board of Directors of C-COR in its good faith judgment, after receiving advice from its outside counsel and its financial advisors (it being agreed that the Board of Directors of C-COR shall convene a meeting to consider any such offer by ARRIS as promptly as possible following receipt of such offer and that the Board of Directors of C-COR shall not withhold, withdraw or modify the recommendation of the Board of Directors of C-COR until the earlier of the receipt of ARRIS’ revised offer or three business days after receipt by ARRIS of the Adverse Recommendation Notice).
     (c) For purposes of this Agreement:
     (i) The term “Adverse Recommendation Notice” means a written notice from C-COR advising ARRIS that the Board of Directors of C-COR has received a Superior Proposal that it intends to accept or recommend or advising ARRIS that it intends to make a Change in C-COR Recommendation, specifying the material terms and conditions of such Superior Proposal and the other information required by Section 6.2(a); provided, however, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Adverse Recommendation Notice and a new three business day period pursuant to Section 6.2(b) hereof.
     (ii) The term “Competing Transaction” means any transaction, other than the transactions contemplated by this Agreement, to acquire beneficial ownership (as defined under Rule 13(d) promulgated under the Exchange Act) of (A) assets that constitute 20% or more of the consolidated revenues, net income or assets of C-COR and its Subsidiaries or (B) 20% or more (in number or voting power) of any class of equity securities or other capital stock of C-COR or any of its Subsidiaries, in any such case pursuant to any transaction or series of transactions, including (I) a merger, consolidation, share exchange, or other business combination (including any so-called merger-of-equals and whether or not C-COR is the entity surviving any such transaction) involving C-COR or any of its Subsidiaries, (II) a sale, issuance, exchange, transfer or other disposition of shares of capital stock of C-COR or any of its Subsidiaries, (III) a sale, lease, license, exchange, transfer or other disposition of assets of C-COR or any of its Subsidiaries or (IV) a tender offer, exchange offer or similar transaction with respect to either C-COR or any of its Subsidiaries, including any single or multi-step transaction or series of related transactions, which is structured to permit such third party or another third party to acquire beneficial ownership of assets that constitute 20% or more of the consolidated revenues, net income or assets of C-COR and its Subsidiaries, or 20% or more of the equity interest in either C-COR or any of its Subsidiaries.
     (iii) The term “Superior Proposal” means an unsolicited written proposal or offer (whether a Takeover Proposal or otherwise) by a third party to acquire (whether by way of merger, acquisition or otherwise), directly or indirectly, greater than 50% of the shares of C-COR Common Stock then outstanding (or the effect of which would be that the stockholders of C-COR beneficially own less than 50% of the voting power of the combined or ongoing entity), or to acquire all or substantially all of the assets of C-COR and (A) otherwise on terms which the Board of Directors of C-COR determines in good faith, after consultation with its financial advisors, and taking into account all terms and conditions of the proposal or offer that it deems relevant (including all legal, financial, regulatory and other aspects, including any financing condition and time to consummation), to be more favorable to C-COR’s stockholders from a financial point of view than the Merger, and (B) that, in the good faith reasonable judgment of the Board of Directors of C-COR, is reasonably likely to be consummated.
     (iv) The term “Takeover Proposal” means any inquiry, proposal, offer or indication of interest (including any inquiry, proposal, offer or indication of interest to its stockholders), whether in writing or otherwise, from a third party that constitutes, or could reasonably be expected to lead to, a Competing Transaction.
     SECTION 6.3 — Conduct of Business by ARRIS Pending the Merger. ARRIS covenants and agrees that, except as contemplated by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement, unless C-COR shall otherwise consent in writing (which consent shall not be unreasonably withheld), ARRIS shall conduct its business and shall cause the businesses of its Subsidiaries to be conducted only in, and ARRIS and its Subsidiaries shall not take any action except in, the ordinary course of business and in the manner consistent with past practice; and ARRIS shall use reasonable commercial efforts to preserve substantially intact the business organization of ARRIS and its Subsidiaries, to keep available the services of the present officers, employees and consultants of ARRIS and its Subsidiaries and to preserve the present relationships of ARRIS and its Subsidiaries with customers, suppliers and other persons with which ARRIS or any of its Subsidiaries has significant business relations or take any actions which would reasonably be expected to interfere with or delay the consummation of the Merger or otherwise breach this Agreement. By way of amplification and not limitation, except as contemplated by this Agreement, neither ARRIS nor any of its Subsidiaries shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Merger, directly or indirectly do, or propose to do, any of the following without the prior written consent of C-COR (which consent shall not be unreasonably withheld):

     (a) amend or otherwise change the Articles of Incorporation, Bylaws or Subsidiary Documents of ARRIS or any of its Subsidiaries;
     (b) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary of ARRIS may declare and pay a dividend or make advances to ARRIS or (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; and
     (c) take, or agree in writing or otherwise to take, any of the actions described in Sections 6.3(a) and (b) above, or any action which would make any of the representations or warranties of ARRIS contained in this Agreement untrue or incorrect or prevent ARRIS from performing or cause ARRIS not to perform its covenants hereunder.
     SECTION 6.4 — Recommendation of the Board of Directors of ARRIS. The Board of Directors of ARRIS shall recommend the approval of the issuance of ARRIS Common Stock pursuant to this Agreement in the Joint Proxy Statement. Neither the Board of Directors of ARRIS nor any committee thereof shall withdraw or modify, or propose to or resolve to withdraw or modify, in a manner adverse to C-COR, the ARRIS Board Recommendation.
ARTICLE VII
ADDITIONAL AGREEMENTS
     SECTION 7.1 — Joint Proxy Statement and the Registration Statement.
     (a) As promptly as practicable after the execution and delivery of this Agreement, the Parties shall prepare and file with the SEC, and shall use all reasonable efforts to have cleared by the SEC, and promptly thereafter shall mail to the holders of record of shares of ARRIS Common Stock and C-COR Common Stock, the Joint Proxy Statement, provided, however, that C-COR and ARRIS shall not mail or otherwise furnish the Joint Proxy Statement to their respective stockholders unless and until they have received notice from the SEC that the Registration Statement is effective under the 1933 Act.
     (b) The Parties will cooperate in the preparation of the Joint Proxy Statement and the Registration Statement and in having the Registration Statement declared effective as soon as practicable.
     SECTION 7.2 — C-COR and ARRIS Stockholders’ Meetings and Consummation of the Merger.
     (a) Following the execution and delivery of this Agreement, C-COR shall promptly take all action necessary in accordance with Pennsylvania Law and its Articles of Incorporation and Bylaws to convene a stockholders’ meeting (the “C-COR Stockholders’ Meeting”) and ARRIS shall promptly take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and By-laws to convene a stockholders’ meeting (the “ARRIS Stockholders’ Meeting”). Each of C-COR and ARRIS shall use all commercially reasonable efforts to solicit from its respective stockholders proxies to be voted at its stockholders’ meeting in favor of this Agreement pursuant to the Joint Proxy Statement and, subject to the fiduciary duties of its Board of Directors, each of C-COR and ARRIS shall include in the Joint Proxy Statement the recommendation of its Board of Directors in favor of this Agreement and the Merger. Each of the Parties shall take all other action necessary or, in the opinion of the other Parties, advisable to promptly and expeditiously secure any vote or consent of stockholders required by Pennsylvania Law or Delaware Law, as applicable, the applicable requirements of any securities exchange, and such Party’s Certificate or Articles of Incorporation and Bylaws to effect the Merger.
     (b) Upon the terms and subject to the conditions hereof and as soon as practicable after the conditions set forth in Article VIII hereof have been fulfilled or waived, each of the Parties shall execute such instruments and agreements as may be required by Pennsylvania Law and Delaware Law in the manner required by such applicable state law and deliver to and file such instruments and documents with the Department of State of the Commonwealth of Pennsylvania and the Secretary of State of the State of Delaware, as applicable, and the Parties shall take all such other and further actions as may be required by law to make the Merger effective. Prior to the filings referred to in this Section 7.2(b), a closing (the “Closing”) will be held at the offices of Troutman Sanders LLP in Atlanta, Georgia (or such other place as the Parties may agree) for the purpose of confirming all the foregoing. The Closing will take place upon the fulfillment or waiver of all of the conditions to closing set forth in Article VIII of this Agreement, or as soon thereafter as practicable (the date of the Closing being herein referred to as the “Closing Date”).
     SECTION 7.3 — Additional Agreements.
     (a) Each of the Parties will comply in all material respects with all applicable laws and with all applicable rules and regulations of any governmental authority in connection with its execution, delivery and performance of this Agreement and the transactions contemplated hereby. Each of the Parties agrees to use all commercially reasonable efforts to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to use all commercially reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of C-COR and ARRIS shall promptly prepare and file a Premerger Notification (as defined in the HSR Act) in accordance with the HSR Act, shall promptly comply with any requests for additional information, and shall use its commercially reasonable efforts to obtain termination of the waiting period thereunder as promptly as practicable.
     (b) C-COR and ARRIS shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Except to the extent set forth in Section 2.5(f) hereof, each of ARRIS and the Merger Subsidiary shall pay, without deduction from any amount payable to holders of C-COR Common Stock, any such taxes or fees imposed on any Party that become payable in connection with the Merger.
     SECTION 7.4 — Notification of Certain Matters. Each of C-COR and ARRIS shall give prompt notice to the other of the following:
     (a) the occurrence or nonoccurrence of any event whose occurrence or nonoccurrence would be likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, or (ii) directly or indirectly, any Material Adverse Effect on such Party;
     (b) any material failure of such Party, or any officer, director, employee or agent of any thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; and
     (c) any facts relating to such Party which would make it necessary or advisable to amend the Joint Proxy Statement or the Registration Statement in order to make the statements therein not misleading or to comply with applicable law; provided, however, that the delivery of any notice pursuant to this Section 7.4 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.
     SECTION 7.5 — Access to Information.
     (a) From the date hereof to the Effective Time, each of C-COR and ARRIS shall, and shall cause its respective Subsidiaries, and its and their officers, directors, employees, auditors, counsel and agents to afford the officers, employees, auditors, counsel and agents of the other Party complete reasonable access at all reasonable times to such Party’s and its Subsidiaries’ officers, employees, auditors, counsel agents, properties, offices and other facilities and to all of their respective books and records, and shall furnish the other with all financial, operating and other data and information as such other Party may reasonably request.
     (b) Each of C-COR and ARRIS agrees that all information so received from the other Party shall be deemed received pursuant to the confidentiality agreement, dated as of September 6, 2007 between C-COR and ARRIS (the “Confidentiality Agreement”) and such Party shall, and shall cause its Subsidiaries and each of its and their respective officers, directors, employees, financial advisors and agents (“Party Representatives”), to comply with the provisions of the Confidentiality Agreement with respect to such information and the provisions of the Confidentiality Agreement are hereby incorporated herein by reference with the same effect as if fully set forth herein.
     SECTION 7.6 — Public Announcements. C-COR and ARRIS shall use all reasonable efforts to develop a joint communications plan and each Party shall use all reasonable efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan or, to the extent inconsistent therewith, shall have received the prior written approval of the other.

     SECTION 7.7 — Cooperation.
     (a) Upon the terms and subject to the conditions hereof, each of the Parties agrees to use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement and shall use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals, and to effect all necessary filings under the 1933 Act, the Exchange Act and the HSR Act. The Parties shall cooperate in responding to inquiries from, and making presentations to, regulatory authorities. Notwithstanding the foregoing, no Party shall have any obligation to divest, or agree to divest, any asset or business.
     (b) Each of C-COR and ARRIS agree to use its commercially reasonable efforts to comply promptly with all requirements of any property transfer statutes, to the extent applicable to the transactions contemplated hereby, and to take all actions necessary to cause the transactions contemplated hereby to be effected in compliance therewith. C-COR and ARRIS agree that they will consult with each other to determine what, if any, actions must be taken prior to or after the Effective Time to ensure compliance with such statutes.
     (c) The Parties shall use their reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article VII, as applicable to each of them.
     SECTION 7.8 — Indemnification, Directors, and Officers’ Insurance.
     (a) As of the Effective Time, the indemnification and exculpation provisions contained in the Certificate of Incorporation and Bylaws of the Surviving Corporation shall be at least as favorable to individuals who immediately prior to the Closing Date were directors, officers, agents or employees of C-COR or its Subsidiaries or otherwise entitled to indemnification under C-COR’s or such Subsidiary’s Bylaws or Articles of Incorporation (an “Indemnified Party”) as those contained as of the date hereof in the Bylaws and Articles of Incorporation of C-COR or such Subsidiary, respectively, and shall not be amended, repealed or otherwise modified for a period of six years after the Closing Date in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, however, that nothing contained herein shall limit ARRIS’ ability to merge the Surviving Corporation into ARRIS or any of its Subsidiaries or any other person or otherwise eliminate the Company’s or the Surviving Corporation’s corporate existence so long as such rights are preserved. C-COR covenants that it shall, to the fullest extent permitted under Pennsylvania law and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by Delaware law, indemnify, defend and hold harmless, each Indemnified Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, including, without limitation, liabilities arising out of this Agreement or under the 1933 Act or the Exchange Act, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) C-COR or the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to C-COR or the Surviving Corporation, promptly as statements therefor are received, and (ii) C-COR and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither C-COR nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that neither C-COR nor the Surviving Corporation shall be obliged pursuant to this Section 7.8(a) to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single action, except to the extent that, in the reasonable opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such action.
     (b) The Surviving Corporation shall cause to be obtained prior to the Effective Time, although in lieu thereof C-COR may obtain prior to the Effective Time, “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as C-COR’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 7.8 more than an amount per year equal to 200% of current annual premiums paid by C-COR for such insurance; provided, further however, that in the event of an expiration, termination or cancellation of such policies, ARRIS or the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.
     (c) It is expressly agreed that the Indemnified Parties (and, if deceased, his or her heirs or beneficiaries) to whom this Section 7.8 applies shall be third party beneficiaries of the obligations to such persons set forth in this Section 7.8. The obligations of the Surviving Corporation and its Subsidiaries under this Section 7.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party (or, if deceased, his or her heirs or beneficiaries) to whom this Section 7.8 applies without the consent of such affected person.
     SECTION 7.9 — Employee Benefit Plans.
     (a) ARRIS hereby agrees that, immediately following the Effective Time, it shall, or it shall cause the Surviving Corporation to, (i) initially provide each employee of C-COR and each of its Subsidiaries as of the Effective Time (each, an “Employee”) with at least the same level of base salary and, taken as a whole, cash incentive compensation and other variable cash compensation as was provided to each such Employee immediately prior to the Effective Time, and (ii) initially provide the Employees with employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of ARRIS. From and after the Effective Time, ARRIS shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms, all employment agreements and change in control agreements (including, without limitation, distribution elections under C-COR’s Supplemental Executive Retirement Plan) listed on Section 4.12 of the C-COR Disclosure Schedule, except in the event the individuals covered under such agreements enter into new agreements with ARRIS, and, for a period of 18 months following the Effective Time, severance plans or agreements listed on Section 4.12 of the C-COR Disclosure Schedule.
     (b) Employees shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by ARRIS or the Surviving Corporation under which the Employee may be eligible to participate on or after the Effective Time to the same extent recognized by C-COR or any of its Subsidiaries with respect to its own Employees under comparable plans immediately prior to the Effective Time, but which shall not result in the duplication of benefits thereunder.
     (c) In the event that ARRIS or the Surviving Corporation does not elect to continue C-COR’s 401(k) savings plan (the “C-COR Retirement Savings and Profit Sharing Plan”) and elects to transfer account balances to ARRIS’ (or the Surviving Corporation’s) 401(k) savings plan, outstanding plan loans shall be transferred in kind so as to permit such loans to continue in accordance with their terms without triggering a taxable distribution event. In the event ARRIS or the Surviving Corporation does not choose to continue C-COR’s flexible spending account (“FSA”) program, it shall nevertheless allow the current coverage periods under such FSAs to continue through March 31, 2008 to permit participants who remain employees to continue to obtain reimbursements for eligible expenses incurred through March 31, 2008 on the same terms and conditions as existed immediately prior to the Effective Time.
     (d) With respect to the welfare benefits plans, programs and arrangements maintained, sponsored or contributed to by ARRIS or the Surviving Corporation in which an Employee may be eligible to participate on the Effective Time, ARRIS shall (i) waive, or shall use commercially reasonable efforts to cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Employee, (ii) to the extent that ARRIS’ insurance carrier will not provide coverage to an Employee as a result of a preexisting or at-work condition and in the event that such Employee elects continuation coverage pursuant to Section 4980B of the Code or Sections 601 to 608 of ERISA or other similar state laws (“COBRA”), ARRIS shall pay for such continuation coverage to the extent that the cost of the coverage exceeds the amount that the Employee was paying for the benefit coverage immediately prior to the Employee’s loss of coverage and such payments shall continue until the COBRA period has ended or, if earlier, until the Employee is entitled to coverage under any employer-sponsored group health plan or any government-sponsored health program, (iii) provide credit to each Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Employee under C-COR’s comparable plans during the relevant plan year, up to and including the Effective Time, and (iv) use commercially reasonable efforts to provide in-network coverage for State College-based Employees.
     (e) As of the Closing, ARRIS and its affiliates shall assume and be liable for all obligations of C-COR and all of its Subsidiaries in respect of any accrued but unpaid vacation, holiday or similar liability as of the Closing and to provide COBRA continuation coverage to C-COR employees and qualified beneficiaries.
     SECTION 7.10 — Stock Exchange Listing. ARRIS shall use all reasonable efforts to obtain, prior to the Effective Time, the approval for listing on the NASDAQ, effective upon official notice of issuance, of the shares of ARRIS Common Stock into which the C-COR Shares will be converted pursuant to Article II hereof and which will be issuable upon exercise of options pursuant to Section 2.8 hereof.

     SECTION 7.11 — No Shelf Registration. ARRIS shall not be required to amend or maintain the effectiveness of the Registration Statement for the purpose of permitting resale of the shares of ARRIS Common Stock received pursuant hereto by the persons who may be deemed to be “affiliates” of C-COR or ARRIS within the meaning of Rule 145 promulgated under the 1933 Act.
     SECTION 7.12 — Affiliates. C-COR (i) has disclosed to ARRIS on Section 7.12 of the C-COR Disclosure Schedule hereof all persons who are, or may be, as of the date hereof its “affiliates” for purposes of Rule 145 under the 1933 Act or SEC Accounting Series Release 135, and (ii) shall use commercially reasonable efforts to cause each person who is identified as an “affiliate” of it on Section 7.12 of the C-COR Disclosure Schedule to deliver to ARRIS as promptly as practicable but in no event later than the Closing Date, a signed agreement substantially in the form previously agreed to by C-COR and ARRIS. C-COR and ARRIS shall notify each other from time to time of any other persons who then are, or may be, such an “affiliate” and use all reasonable efforts to cause each additional person who is identified as an “affiliate” to execute a signed agreement as set forth in this Section 7.12.
     SECTION 7.13 — Change in Control, Severance and Employment Agreements. C-COR shall cooperate reasonably with ARRIS and the Merger Subsidiary in accelerating to the earlier of the Effective Time or December 31, 2007, with respect to those individuals and specific awards or payments identified by ARRIS, any one or more of the following subject to the limitations of Section 409A of the Code: (i) benefits under any existing change in control agreements; (ii) benefits to be paid in the event of a change in control under any existing employment agreements; (iii) bonuses or other incentive compensation reasonably likely to be earned; and (iv) benefits under any nonqualified deferred compensation arrangements. Notwithstanding the foregoing, ARRIS shall honor existing participant elections as to timing and forms of benefits under C-COR’s Supplemental Executive Retirement Plan (including elections made before the end of 2007 with respect to payment in connection with a qualified change in control, if applicable). The parties understand that payments subject to Section 409A of the Code that are triggered by termination of employment must be delayed for six months for specified employees under Section 409A(2)(B)(i).
     SECTION 7.14 —Tax-Free Reorganization.
     (a) This Agreement is a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each Party hereto shall use all commercially reasonable efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, neither the Merger Subsidiary, ARRIS, C-COR or any of their affiliates shall knowingly take any action that could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.
     (b) Officers of C-COR shall execute and deliver to each of C-COR’s and ARRIS’ counsel, at the time the Registration Statement or any amendment thereto is filed with the SEC and on or about the Closing Date, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver any opinions required in connection with the filing of the Registration Statement and the opinions contemplated by Sections 8.2(d) and 8.3(d). C-COR does not know of any reason why C-COR will not be able to deliver such certificates.
     (c) Officers of ARRIS shall execute and deliver to each of C-COR’s and ARRIS’ counsel at the time the Registration Statement or any amendment thereto is filed with the SEC and on or about the Closing Date, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to delivery any opinions required in connection with the filing of the Registration Statement and the opinions contemplated by Sections 8.2(d) and 8.3(d). ARRIS does not know of any reason why ARRIS will not be able to deliver such certificates.
     SECTION 7.15 — Section 16 Matters. Prior to the Effective Time, C-COR shall take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of C-COR Common Stock (including derivative securities with respect to C-COR Common Stock) resulting from the transactions contemplated by Article II by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to C-COR to be exempt under Rule 16b-(3) promulgated under the Exchange Act.
     SECTION 7.16 — C-COR Notes. If requested by ARRIS, to the extent permitted by the C-COR Notes, C-COR shall redeem the C-COR Notes in accordance with ARRIS’ request.
     SECTION 7.17 — C-COR Incentive Plan. If requested by ARRIS, C-COR shall take all reasonable actions necessary to amend the Incentive Plan to permit consultants of C-COR to be eligible to receive awards thereunder.
     SECTION 7.18 — C-COR Intellectual Property. C-COR will deliver to ARRIS as soon as reasonably practicable a list of maintenance fees outside the United States for all Patents listed on Section 4.21(a) of the C-COR Disclosure Schedule. Within thirty (30) days of the date of the Agreement C-COR will provide the names of the parties and the date executed for each contract or agreement set forth on Schedule 4.21(c)-1. Within thirty (30) days of the date of this Agreement, C-COR will identify to ARRIS, for each contract listed in Section 4.21(c)-1 and Section 4.21(c)-2 of the C-COR Disclosure Schedule, all royalties, honoraria or other fees (if any) that will become due or payable thereunder on or prior to March 31, 2008. Within thirty (30) days of the signing of this Agreement, C-COR will identify to ARRIS, for each Contract listed in Section 4.21(d) of the C-COR Disclosure Schedule, all royalties, honoraria or other fees (if any) that will become due or payable thereunder within five months after the date of this Agreement. C-COR will deliver to ARRIS as soon as reasonably practicable a complete and accurate list of all Agreements referenced in Section 4.21(k)(i)(B) or 4.21(k)(ii).
     SECTION 7.19 — Change of Control Notifications . Prior to the Closing, ARRIS will deliver to each C-COR employee subject to a change of control agreement a non-binding indication of ARRIS’ then-current expectation with respect to the term of such employee’s employment after the Effective Time.

ARTICLE VIII
CONDITIONS TO THE MERGER
     SECTION 8.1 — Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the following conditions:
     (a) Stockholder Approval. The Merger and this Agreement shall have been approved and adopted by the requisite vote of the stockholders of each of C-COR and the Merger Subsidiary and the issuance of ARRIS Common Stock pursuant to the Merger shall have been approved by the requisite vote of the stockholders of ARRIS, in each case in accordance with Pennsylvania Law, Delaware Law and the rules of NASDAQ, as applicable;
     (b) Legality. No federal, state or foreign statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which is in effect and has the effect of (i) making the Merger illegal or otherwise prohibiting the consummation of the Merger or (ii) creating a Material Adverse Effect on ARRIS, with or without including its ownership of C-COR and its Subsidiaries after the Merger, or C-COR;
     (c) Regulatory Matters. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental body, agency or official, including, without limitation, any waiting period applicable to the consummation of the Merger under the HSR Act, shall have expired or been terminated (all of the foregoing, “Consents”) that are necessary for the consummation of the transactions contemplated hereby, other than immaterial Consents the failure to obtain which would have no material adverse effect on the consummation of the transactions contemplated hereby and no Material Adverse Effect on ARRIS, with or without including its ownership of C-COR and its Subsidiaries after the Merger, or C-COR, shall have been filed, have occurred or have been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals shall be in full force and effect, provided, however, that a Requisite Regulatory Approval shall not be deemed to have been obtained if in connection with the grant thereof any state or federal governmental body, agency or official shall have imposed any condition, requirement, restriction or change of regulation, or any other action directly or indirectly related to such grant taken by such governmental body, which would reasonably be expected to either (i) have a Material Adverse Effect on either ARRIS, with or without including its ownership of C-COR and its Subsidiaries, or C-COR, or (ii) prevent the Parties from realizing in all material respects the economic benefits of the transactions contemplated by this Agreement that the Parties currently anticipate receiving therefrom;
     (d) Registration Statement Effective. The Registration Statement shall have become effective prior to the mailing by each of C-COR and ARRIS of the Joint Proxy Statement to its respective stockholders, no stop order suspending the effectiveness of the Registration Statement shall then be in effect, and no proceedings for that purpose shall then be threatened by the SEC or shall have been initiated by the SEC and not concluded or withdrawn;

     (e) Stock Exchange Listing. The shares of ARRIS Common Stock into which the C-COR Shares will be converted pursuant to Article II hereof and the shares of ARRIS Common Stock issuable upon the exercise of options pursuant to Section 2.8 hereof shall have been duly approved for listing on the NASDAQ, subject to official notice of issuance;
     (f) Consents Under C-COR Agreements. C-COR shall have obtained the consent or approval of any person whose consent or approval shall be required under any agreement or instrument in order to permit the consummation of the transactions contemplated hereby except those which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on ARRIS, with or without including its ownership of C-COR and its Subsidiaries after the Merger, or C-COR; and
     (g) Consents Under ARRIS Agreements. ARRIS shall have obtained the consent or approval of any person whose consent or approval shall be required under any agreement or instrument in order to permit the consummation of the transactions contemplated hereby except those which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on ARRIS, with or without including its ownership of C-COR and its Subsidiaries after the Merger, or C-COR.
     SECTION 8.2 — Additional Conditions to Obligations of C-COR. The obligations of C-COR to effect the Merger are also subject to the fulfillment of the following conditions:
     (a) Representations and Warranties. The representations and warranties of ARRIS contained in this Agreement shall be true and correct on the date hereof and (except to the extent such representations and warranties speak as of a date earlier than the date hereof) shall also be true and correct on and as of the Closing Date, except for changes permitted under Section 6.1 hereof or otherwise contemplated by this Agreement, with the same force and effect as if made on and as of the Closing Date, provided, however, that for purposes of this Section 8.2(a) only, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct (without regard to materiality qualifiers contained therein), individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on ARRIS;
     (b) Agreements, Conditions and Covenants. ARRIS shall have performed or complied in all material respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by them on or before the Effective Time;
     (c) Certificate. C-COR shall have received a certificate of an executive officer of ARRIS to the effect set forth in paragraphs (a) and (b) above;
     (d) Tax Opinion.
     (i) C-COR shall have received an opinion of Ballard Spahr Andrews & Ingersoll, LLP, special counsel to C-COR, dated as of the Closing Date, in form and substance reasonably satisfactory to C-COR, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (A) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the

Code and (B) C-COR, the Merger Subsidiary and ARRIS each will be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering such opinion, Ballard Spahr Andrews & Ingersoll, LLP may require and rely upon representations and covenants including those contained in certificates of officers of C-COR and ARRIS and others. The issuance of such tax opinion shall be conditioned upon receipt by C-COR’s counsel of representation letters from each of ARRIS and C-COR reasonably satisfactory in form and substance to each of C-COR’s and ARRIS’ counsel; and
     (ii) ARRIS shall have received the opinion described in Section 8.3(d) (i) hereof; and
     SECTION 8.3 — Additional Conditions to Obligations of ARRIS. The obligations of ARRIS to effect the Merger are also subject to the fulfillment of the following conditions:
     (a) Representations and Warranties. The representations and warranties of C-COR contained in this Agreement shall be true and correct on the date hereof and (except to the extent such representations and warranties speak as of a date earlier than the date hereof) shall also be true and correct on and as of the Closing Date, except for changes permitted under Section 6.1 hereof or otherwise contemplated by this Agreement, with the same force and effect as if made on and as of the Closing Date, provided, however, that for purposes of this Section 8.3(a) only, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct (without regard to materiality qualifiers contained therein), individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on C-COR or ARRIS;
     (b) Agreements, Conditions and Covenants. C-COR shall have performed or complied in all material respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by them on or before the Effective Time;
     (c) Certificate. ARRIS shall have received a certificate of an executive officer of C-COR to the effect set forth in paragraphs (a) and (b) above;
     (d) Tax Opinion.
     (i) ARRIS shall have received a written opinion of Troutman Sanders LLP, special counsel to ARRIS, dated as of the Effective Time, in form and substance reasonably satisfactory to ARRIS, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (A) the Merger will qualify as a reorganization within the meaning of Section 368 of the Code and (B) C-COR, the Merger Subsidiary and ARRIS will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering such opinion, Troutman Sanders LLP may require and rely upon representations and covenants including those contained in certificates of officers of ARRIS and C-COR and others. The issuance of such tax opinion shall be conditioned upon receipt by ARRIS’ counsel of representation letters from each of ARRIS and C-COR reasonably satisfactory inform and substance to each of C-COR’s and ARRIS’ counsel; and
     (ii) C-COR shall have received the opinion described in Section 8.2(d)(i) hereof.
     (e) Affiliate Agreements. ARRIS shall have received the agreements required by Section 7.12 hereof to be delivered by the C-COR “affiliates,” duly executed by each “affiliate” of C-COR.
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
     SECTION 9.1 — Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of C-COR and ARRIS referred to in Section 7.2(a), by mutual written consent of C-COR or ARRIS as authorized by the respective Board of Directors.
     SECTION 9.2 — Termination by Either ARRIS or C-COR. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of C-COR and ARRIS referred to in Section 7.2(a), by ARRIS or C-COR as authorized by the respective Board of Directors and by written notice if:
     (a) the Merger is not consummated by March 31, 2008 (as such date may be extended by mutual written consent of ARRIS and C-COR) (the “Termination Date”);
     (b) the approval of the stockholders of ARRIS or of C-COR required by Section 7.2(a) is not obtained at a duly held stockholders meeting of each such company, including any adjournments thereof;
     (c) any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger becomes final and non-appealable, whether before or after the stockholders meeting of either Party (provided such Party used commercially reasonable efforts to have such order lifted); or
     (d) if the Average Trading Price, as determined in accordance with Section 2.2(b), is less than $11.41;
provided, however, that the right to terminate this Agreement pursuant to clause (a) or (b) above will not be available to any Party that has breached or failed to perform in any material respect its obligations under this Agreement in any manner that has been the principal cause of or primarily resulted in the failure of the Merger to be consummated; and provided, further, that, prior to or upon any termination (i) by C-COR pursuant to clause (b) above, C-COR must have paid to ARRIS any C-COR Termination Fee (as defined herein) then due and payable under Section 9.5(b) under the terms specified in Section 9.5(b) or (ii) by ARRIS pursuant to clause (b) above, ARRIS must have paid to C-COR any ARRIS Termination Fee (as defined herein) then due and payable under Section 9.5(c) under the terms specified in Section 9.5(c).

     SECTION 9.3 — Termination by C-COR. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by C-COR as authorized its the Board of Directors:
     (a) if prior to, but not after, the time the vote is taken with respect to the adoption of this Agreement at the stockholders meeting of either Party, (i) C-COR’s Board of Directors, pursuant to and in compliance with Section 6.2, has approved or recommended to the stockholders of C-COR any Superior Proposal and (ii) prior to or upon termination pursuant to this Section 9.3(a), C-COR has paid to ARRIS the C-COR Termination Fee then due and payable under Section 9.5; provided, however, that (A) prior to such termination pursuant to this Section 9.3(a), C-COR notified ARRIS in writing promptly of its intention to terminate this Agreement and to enter into a binding Alternative Acquisition Agreement concerning a Superior Proposal promptly following the Waiting Period (as defined below), attaching the most current version of such agreement (or, to the extent no such agreement is contemplated to be entered into by C-COR in connection with such Superior Proposal, a description of all material terms and conditions of such Superior Proposal), and (B) ARRIS did not make, within three business days after its receipt of such written notification (the “Waiting Period”), an offer that the Board of Directors of C-COR determined, in good faith after consultation with its financial advisor, is at least as favorable to the stockholders of C-COR from a financial point of view as such Superior Proposal (it being understood that (1) C-COR shall not enter into any such binding agreement prior to or during the Waiting Period, (2) C-COR shall keep ARRIS reasonably informed at all times during the Waiting Period of the status and material terms and conditions (including any amendment thereto) of such Superior Proposal and provide copies of all draft Alternative Acquisition Agreements relating to such Superior Proposal (and any executed confidentiality agreement entered into in the circumstances referred to in Section 6.2(a)), and (3) C-COR shall notify ARRIS promptly if C-COR’s intention to enter into such binding written agreement changes at any time after giving notification of such Superior Proposal); or
     (b) if there has been a breach of any representation, warranty, covenant or agreement made by ARRIS or Merger Subsidiary in this Agreement, or any such representation or warranty becomes untrue after the date of this Agreement, such that the condition set forth in Sections 8.2(a) or 8.2(b), as the case may be, would not be satisfied and such breach is not cured within twenty days after written notice thereof is given by C-COR to ARRIS; provided, however, that the right to terminate this Agreement by C-COR will not be available to ARRIS if C-COR is at that time in material breach of this Agreement.
     SECTION 9.4 — Termination by ARRIS. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by ARRIS as authorized by its Board of Directors:
     (a) if a C-COR Triggering Event (as defined below) has occurred; or
     (b) if there has been a breach of any representation, warranty, covenant or agreement made by C-COR in this Agreement, or any such representation or warranty becomes untrue after the date of this Agreement, such that the condition set forth in Sections 8.3(a) or 8.3(b), as the case may be, would not be satisfied and such breach is not cured within 20 days after written notice thereof is given by ARRIS to C-COR; provided, however, that the right to terminate this

Agreement by ARRIS will not be available to ARRIS if ARRIS or Merger Subsidiary is at that time in material breach of this Agreement.
     For the purposes of this Agreement, a “C-COR Triggering Event” will be deemed to have occurred if:
     (A) the Board of Directors of C-COR fails to recommend approval of this Agreement and the Merger in the Proxy Statement, a Change in C-COR Recommendation occurs or the Board of Directors of C-COR resolves to make a change in its recommendation;
     (B) the Board of Directors of C-COR recommends to the stockholders of C-COR a Competing Transaction or publicly announces that it intends to do so or enters into any Alternative Acquisition Agreement accepting any Acquisition Proposal;
     (C) a tender offer or exchange offer for the outstanding shares of capital stock of C-COR is commenced (other than pursuant to the transactions contemplated by this Agreement), and the Board of Directors of C-COR fails to recommend against (or maintain such recommendation against) acceptance of such tender offer or exchange offer by its stockholders;
     (D) the Board of Directors of C-COR, upon request of ARRIS following receipt of a proposal or offer for a Competing Transaction, fails to reaffirm to ARRIS the approval or recommendation of the Merger and this Agreement within five business days after such request; or
     (E) C-COR or any of its officers, directors, representatives, or agents knowingly and materially breaches its obligations under Section 6.2.
     SECTION 9.5 — Effect of Termination and Abandonment.
     (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement (other than as set forth in Section 10.1) becomes void and of no effect with no liability or obligation on the part of any party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided in this Agreement, no termination relieves any Party hereto of any liability or damages resulting from any fraud or willful or intentional breach of this Agreement. No termination of this Agreement affects the obligations of the Parties contained in the Confidentiality Agreement, all of which obligations survive in accordance with their terms.
     (b) C-COR shall pay to ARRIS a fee equal to $22.5 million (the “C-COR Termination Fee”), by wire transfer of immediately available funds on the date that the C-COR Termination Fee is due as provided below, in the event this Agreement is terminated:
     (i) by ARRIS or C-COR pursuant to Section 9.2(a) or Section 9.2(b) as a result of the failure to obtain the approval of the C-COR stockholders, if the following occurs:

     (A) after the date of this Agreement and prior to the stockholders meeting of either Party, any third party makes a Takeover Proposal (substituting 35% for the 20% threshold in the definition of Competing Transaction for purposes of this Section 9.5(b)(i)) to C-COR or publicly discloses or announces an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal, prior to either (1) with respect to any termination pursuant to Section 9.2(a), the date of such termination or (2) with respect to any termination pursuant to Section 9.2(b), the date of the C-COR Stockholders’ Meeting; and
     (B) within twelve months of such termination C-COR or any of its Subsidiaries enters into an Alternative Acquisition Agreement to consummate, or consummates, or approves or recommends to the stockholders of C-COR or otherwise does not oppose, a Competing Transaction with such third party;
     (ii) by C-COR (A) pursuant to Section 9.2(b) and, prior to the date of the stockholders meeting of either Party, a C-COR Triggering Event shall have occurred or (B) pursuant to Section 9.3(a); or
     (iii) by ARRIS pursuant to Section 9.4(a).
C-COR shall pay ARRIS the C-COR Termination Fee no later than: (x) on the date of the first to occur of the execution of an Alternative Acquisition Agreement (other than a confidentiality agreement), approval or recommendation to the stockholders of C-COR of a Competing Transaction, failure to oppose a Competing Transaction or the consummation of a Competing Transaction, in the case of clause (i) above; (y) on the date of termination of this Agreement in the case of clause (ii) above; and (z) two business days after termination of this Agreement in the case of clause (iii) above. ARRIS and Merger Subsidiary agree that payment of the C-COR Termination Fee, if such fee is actually paid as provided herein, will be the sole and exclusive remedy of ARRIS and Merger Subsidiary upon termination of this Agreement.
     C-COR acknowledges that the agreements contained in this Section 9.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, ARRIS and the Merger Subsidiary would not enter into this Agreement. If C-COR fails to pay the C-COR Termination Fee in accordance with this Section 9.5(b) and, in order to obtain such payment, ARRIS commences a suit that results in a judgment against C-COR for the C-COR Termination Fee, C-COR shall pay to ARRIS its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amount of the C-COR Termination Fee, from the date such payment was required to be made until the date of payment at the prime rate as announced in The Wall Street Journal in effect on the date such payment was required to be made, after delivery to C-COR of reasonable documentation evidencing such costs and expenses.
     (c) ARRIS shall pay to C-COR a fee equal to $22.5 million (the “ARRIS Termination Fee”), by wire transfer of immediately available funds on the date that the ARRIS Termination Fee is due as provided below, in the event this Agreement is terminated by ARRIS or C-COR pursuant to Section 9.2(a) or Section 9.2(b) as a result of the failure to obtain the approval of the ARRIS stockholders, if the following occurs:

          (i) after the date of this Agreement and prior to the stockholders meeting of either Party, any third party makes an ARRIS Takeover Proposal (as defined herein) to ARRIS or publicly discloses or announces an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal, prior to either (1) with respect to any termination pursuant to Section 9.2(a), the date of such termination or (2) with respect to any termination pursuant to Section 9.2(b), the date of the ARRIS Stockholders’ Meeting; and
          (ii) within twelve months of such termination ARRIS or any of its Subsidiaries enters into an ARRIS Alternative Acquisition Agreement (as defined herein) to consummate, or consummates, or approves or recommends to the stockholders of ARRIS or otherwise does not oppose, an ARRIS Competing Transaction (as defined herein) with such third party;
ARRIS shall pay C-COR the ARRIS Termination Fee no later than on the date of the first to occur of the execution of an Alternative Acquisition Agreement (other than a confidentiality agreement), approval or recommendation to the stockholders of ARRIS of an ARRIS Competing Transaction, failure to oppose an ARRIS Competing Transaction or the consummation of an ARRIS Competing Transaction. C-COR agrees that payment of the ARRIS Termination Fee, if such fee is actually paid as provided herein, will be the sole and exclusive remedy of C-COR upon termination of this Agreement.
     ARRIS acknowledges that the agreements contained in this Section 9.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, C-COR would not enter into this Agreement. If ARRIS fails to pay the ARRIS Termination Fee in accordance with this Section 9.5(c) and, in order to obtain such payment, C-COR commences a suit that results in a judgment against ARRIS for the ARRIS Termination Fee, ARRIS shall pay to C-COR its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amount of the ARRIS Termination Fee, from the date such payment was required to be made until the date of payment at the prime rate as announced in The Wall Street Journal in effect on the date such payment was required to be made, after delivery to C-COR of reasonable documentation evidencing such costs and expenses.
     For purpose of this Agreement:
     (A) The term “ARRIS Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement or commitment with respect to any ARRIS Takeover Proposal.
     (B) The term “ARRIS Competing Transaction” means any transaction, other than the transactions contemplated by this Agreement, to acquire beneficial ownership (as defined under Rule 13(d) promulgated under the Exchange Act) of (1) assets that constitute 35% or more of the consolidated revenues, net income or assets of ARRIS and its Subsidiaries or (2) 35% or more (in number or voting power) of any class of equity securities or other capital stock of ARRIS or any of its Subsidiaries, in any such case pursuant to any transaction or series of transactions, including (w) a merger, consolidation, share exchange, or other business combination (including any so-called merger-of-equals and whether or not ARRIS is the entity surviving any such transaction) involving ARRIS or any of its Subsidiaries, (x) a sale, issuance, exchange, transfer or other disposition of shares of capital stock of ARRIS or any of its Subsidiaries, (y) a sale, lease, license, exchange, transfer or other disposition of assets of ARRIS or any of its Subsidiaries or (z) a tender offer, exchange offer or similar transaction with respect to either ARRIS or any of its Subsidiaries, including any single or multi-step transaction or series of related transactions, which is structured to permit such third party or another third party to acquire beneficial ownership of assets that constitute 35% or more of the consolidated revenues, net income or assets of ARRIS and its Subsidiaries, or 35% or more of the equity interest in either ARRIS or any of its Subsidiaries.
     (C) The term “ARRIS Takeover Proposal” means any inquiry, proposal, offer or indication of interest (including any inquiry, proposal, offer or indication of interest to its stockholders), whether in writing or otherwise, from a third party that constitutes, or could reasonably be expected to lead to, an ARRIS Competing Transaction.
ARTICLE X
GENERAL PROVISIONS
     SECTION 10.1 — Non-Survival of Representations, Warranties and Agreements. The representations. warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.1 hereof, as the case may be, except that (a) the agreements set forth in Article I and Sections 2.5, 2.6, 2.7, 7.8, and 7.9 hereof shall survive the Effective Time indefinitely, (b) the agreements and representations set forth in Sections 4.11, 4.28, 5.11, 5.19, 7.5(b) and 10.3 and Article IX hereof shall survive termination indefinitely and (c) nothing contained herein shall limit any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.
     SECTION 10.2 — Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally, sent by nationally recognized overnight courier or sent by telecopy, to the Parties at the following addresses or telecopy numbers (or at such other address or telecopy number for a Party as shall be specified by like notice):
(a)	if to C-COR:
C-COR Incorporated
60 Decibel Road
State College, Pennsylvania 16801
Attention: President
Telecopy No.: (814) 237-5574

with a copy to:
Ballard Spahr Andrews & Ingersoll, LLP
51st Floor, 1735 Market Street
Philadelphia, Pennsylvania 19103-7599
Attention: Robert C. Gerlach
Telecopy No.: (215) 864-8999
(b)	if to ARRIS:
ARRIS Group, Inc.
3871 Lakefield Drive
Suwanee, Georgia 30024
Attention: President
Telecopy No.: (678) 473-8470
with a copy to:
Troutman Sanders LLP
600 Peachtree Street, NE
Atlanta, Georgia 30308
Attention: W. Brinkley Dickerson, Jr.
Telecopy No.: (404) 962-6743
     SECTION 10.3 — Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, except that those expenses incurred in connection with the printing of the Joint Proxy Statement and the Registration Statement, as well as the filing fees related thereto and any filing fee required in connection with the filing of Premerger Notifications under the HSR Act, shall be shared equally by C-COR and ARRIS.
     SECTION 10.4 — Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
     (a) “1933 Act” means the Securities Act of 1933, as the same may be amended from time to time, and “Exchange Act” means the Securities Exchange Act of 1934, as the same may be amended from time to time.
     (b) “ARRIS Common Stock” means the shares of common stock, par value $.01 per share of ARRIS.
     (c) “affiliate” of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person.
     (d) “C-COR Common Stock” or “C-COR Common Stock” means the shares of common stock, par value $.05 per share of C-COR.

     (e) “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.
     (f) “GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.
     (g) “HSR Act” means the Hart-Scott- Rodino Antitrust Improvements Act of 1976, as the same may be amended from time to time.
     (h) “Hazardous Materials” means (a) any substance, material, element, compound, waste or chemical, whether solid, liquid or gaseous which is defined, listed or otherwise classified or regulated in any way as a “contaminant,” “pollutant” “toxic pollutant,” “toxic substance,” “hazardous substance,” “hazardous waste,” or “special waste” under any Environmental Laws; (b) petroleum and its refined products; (c) polychlorinated biphenyls; (d) radon; and (e) any raw materials, building components (including without limitation, asbestos-containing materials) and manufactured products containing hazardous substances listed or classified as such under Environmental Laws.
     (i) “knowledge” of any Party shall mean the actual knowledge of the executive officers of such Party following due inquiry.
     (j) “Material Adverse Effect” means any change in or effect on the business of the referenced corporation or any of its Subsidiaries that is or will be materially adverse to the business, operations (including the income statement), prospects, properties (including intangible properties), condition (financial or otherwise), assets, liabilities or regulatory status of such referenced corporation and its Subsidiaries taken as a whole, but shall not include the effects of changes that are generally applicable in (A) the United States economy, (B) the United States securities markets, (C) the announcement of this Agreement and the transactions contemplated hereby, (D) the taking of any action required under this Agreement or the transactions contemplated hereby, (E) changes in GAAP, (E) changes in laws of general applicability or interpretations thereof by courts or governmental entities, (F) changes in C-COR and ARRIS’ industry and (G) any acts of terrorism or any outbreak of war, if, in any of (A) through (G), the effect on C-COR or ARRIS, determined without including its ownership of C-COR after the Merger, (as the case may be) and its respective Subsidiaries, taken as a whole, is not disproportionate relative to the effect on the other and its Subsidiaries, taken as a whole. All references to Material Adverse Effect on ARRIS or its Subsidiaries contained in Article IV, V or VI of this Agreement shall be deemed to refer solely to ARRIS and its Subsidiaries without including its ownership of C-COR and its Subsidiaries after the Merger.
     (k) “person” means an individual, corporation, partnership, association, trust, unincorporated organization, entity or group (as defined in the Exchange Act).
     (l) “Subsidiary,” “C-COR Subsidiary,” or “ARRIS Subsidiary” means any corporation or other legal entity of which C-COR or ARRIS, as the case may be (either alone or through or together with any other Subsidiary or Subsidiaries), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.
     (m) “Takeover Statute” means a “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States, including Section 203 of the Delaware Law and Subchapters “C” through “J” of Chapter 25 of the Pennsylvania Law.
     (n) “third party” means any person or group other than ARRIS, Merger Subsidiary, C-COR, any affiliate of ARRIS or any affiliate of C-COR.
     SECTION 10.5 — Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.
     SECTION 10.6 — Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     SECTION 10.7 — Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.
     SECTION 10.8 — Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and, except as expressly set forth herein, supersedes any and all other prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and, except for Section 7.8 (Indemnification, Directors’ and Officers’ Insurance) is not intended to confer upon any person other than C-COR, ARRIS, and the Merger Subsidiary and, after the Effective Time, their respective stockholders, any rights or remedies hereunder. Without by implication limiting the foregoing, in no event shall Section 7.9 or 8.2(e) confer any rights on any current, former or future employee of C-COR or ARRIS or any of their Subsidiaries.
     SECTION 10.9 — Assignment. This Agreement shall not be assigned by operation of law or otherwise.

     SECTION 10.10 — Governing Law; Jurisdiction and Venue. Other than the validity of the Merger, which shall be governed by the laws of the Commonwealth of Pennsylvania, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. For all actions, suits and proceedings arising out of or relating to this Agreement, the parties hereby irrevocably and unconditionally (i) consent to the personal jurisdiction of any state or federal court of competent jurisdiction located in the City of Wilmington in the State of Delaware and (ii) waive any defense or objection to proceeding in such court, including those objections and defenses based on an alleged lack of personal jurisdiction, improper venue and forum non-conveniens.
     SECTION 10.11 — Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.
[This space intentionally left blank.]

     IN WITNESS WHEREOF, C-COR and ARRIS have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

C-COR INCORPORATED
By:	/s/ David A Woodle
David A. Woodle
Chairman and Chief Executive Officer

ARRIS GROUP, INC.
By:	/s/ Robert J. Stanzione
Robert J. Stanzione
Chairman and Chief Executive Officer

AIR MERGER SUBSIDIARY, INC.
By:	/s/ Robert J. Stanzione
Robert J. Stanzione
President

List of Disclosure Schedules

Schedule No.	Schedule Title
4.1	C-COR Organization and Qualification; Subsidiaries
4.3	C-COR Capitalization
4.5(a)	C-COR Material Contracts
4.5(b)	C-COR No Conflict
4.5(c)	C-COR Required Filings and Consents
4.6(a)	C-COR Compliance
4.6(b)	C-COR Permits
4.7(a) and (b)	C-COR SEC Filings; Financial Statements
4.8	C-COR Absence of Changes
4.9	C-COR Undisclosed Liabilities
4.10	C-COR Litigation
4.12(a)	C-COR Employee Benefit Plans
4.12(b)	C-COR Retiree Benefits
4.12(c)	C-COR Options
4.12(d)	C-COR Agreements related to Employment
4.13	C-COR Labor Matters
4.14	C-COR Restrictions on Business Activities
4.15	C-COR Title to Property
4.16	C-COR Customers
4.17	C-COR Supplier Relations
4.19(a)	C-COR Tax Returns
4.19(b)	C-COR Tax Returns Subject to Audit
4.19(d)	C-COR Tax Groups
4.19(f)	C-COR Certain Payments
4.19(i)	C-COR Controlled Foreign Companies
4.19(j)	C-COR Net Operating Loss Limitations
4.20	C-COR Environmental Matters
4.21(a)	C-COR Intellectual Property
4.21(b)	C-COR Trademarks, Patents & Copyrights
4.21(c)	C-COR Third Party Software
4.21(d)	C-COR Third Party IP Licenses
4.21(e)	C-COR Owned Intellectual Property
4.21(f)	C-COR Third Party Infringement
4.21(g)	C-COR Infringement on Owned Intellectual Property
4.21(h)	C-COR Software
4.21(h)-2	C-COR Form Non-Competition Agreement
4.21(i)-2	C-COR Trademarks
4.21(n)	C-COR Software
4.21(o)	C-COR Licenses
4.21(p)	C-COR Funding
4.22	C-COR Warranties
4.24(d)	C-COR Import and Export Control Laws

Schedule No.	Schedule Title
4.25	C-COR Foreign Corrupt Practices Act
5.1	ARRIS Organization and Qualification; Subsidiaries
5.3	ARRIS Capitalization
5.5(a)	ARRIS No Conflict; Required Filings
5.5(b)	ARRIS Consents
5.6(a)	ARRIS Compliance
5.6(b)	ARRIS Permits
5.7	ARRIS SEC Filings; Financial Statements
5.8	ARRIS Absence of Certain Changes or Events
5.9	ARRIS No Undisclosed Liabilities
5.10	ARRIS Litigation
5.12	ARRIS Employee Benefit Plans; Employment Agreements
5.14	ARRIS Environmental Matters
5.15	ARRIS Customers
5.16(d)	ARRIS Infringement on Third Party IP Rights
5.16(l)	ARRIS Open Source Licensing
6.1	Business Pending the Merger
7.12	Affiliates